

ARLINGTON
TANKERS LTD

2007 ANNUAL REPORT

April 25, 2008

To Our Shareholders,

2007 was again a very successful year for Arlington Tankers, both in terms of our financial results and maintaining Arlington's position as an industry-leading, high dividend yield tanker company. When we completed our initial public offering in 2004, we estimated that we would earn dividends of $1.90 per share for fiscal year 2007. We are very pleased that we substantially beat this estimate with dividend earnings of $2.32 per share in fiscal 2007. This favorable dividend performance resulted from the two vessels that we added to our fleet early in 2006, continued favorable tanker market conditions, which generated additional revenues from profit share arrangements for four of our vessels, and diligent management of the Company's costs.

Our mission continues to be the generation of stable and predictable cash flow from our fleet of tankers that enables the payment of quarterly dividends to shareholders. The key elements of our strategy are to acquire tankers of high quality, to charter our tankers to experienced charterers under long-term, fixed-rate charters and to arrange for experienced ship managers to operate our fleet.

We have paid to our shareholders quarterly cash dividends totaling over $111 million, or $7.17 per share, since our inception. We believe that our fixed-rate, long-term charters and fixed-rate vessel management arrangements contributed to the predictable dividend that we have generated in our short history. Our additional hire through the profit sharing arrangements has also contributed to our dividend performance by almost $9.9 million, or almost $0.64 per share, in the 14 quarters since our inception.

Tanker Market Update

From a historical perspective, the overall performance of the tanker market, in terms of freight tankers rates and asset values, was very good in 2007. Demand for modern, high-quality vessels continued to grow. Although there was some downward pressure on freight rates in 2007 relative to the preceding three years, rates continued to provide for very profitable voyages. Vessel operating costs were under more pressure in 2007 than in the preceding two to three years as fuel costs for voyages increased with the price of oil, labor costs increased due to a shortage of qualified seafarers, and the continued decline in the value of the dollar. Fortunately, due to the nature of Arlington's fixed-rate charters and fixed-rate vessel management arrangements, we are much less exposed to volatility in tanker rates and vessel operating expenses than other tanker companies.

2007 freight rates benefited from continued robust demand from the world's largest oil consumers, who remained net importers of crude oil and oil products, and required increased tanker transportation volumes over longer distances to meet their demands. Global oil demand has been increasing yearly for more than two decades as the world continues to sustain economic growth. These trends continue to increase the demand for tanker transportation.

The international mandate for environmentally safe tankers is another trend that we expect will continue to favor newer tankers, including our fleet, which consists entirely of modern, double-hulled vessels. The requirement to phase-out single-hulled tankers, arising under both United States regulations and international conventions, is expected to create a world tanker fleet that is entirely double-hulled. The newbuilding order book of double-hulled tankers, when delivered into service during the next several years, is sufficient to complete the favorable transition of the fleet profile of our industry. We expect that this will enhance the safety of our vessel crews, the cargoes we transport, and the marine environments in which we trade.

As global oil and energy consumption continues to increase side by side with economic progress, we believe that demand for our modern double-hulled tankers and the economics associated with the maritim transportation industry will continue to be positive.

Financial Markets

While vessel purchase prices continued at record high levels, 2007 sa significant tightening in the credit markets due to the fallout of the su prime mortgage crisis and worsening economic conditions in the Unite States and elsewhere. Towards the end of 2007, both the debt and equi capital markets tightened and the cost of raising capital increase making it more difficult to finance the purchase of vessels. Thus, the was a considerable slowdown in purchase and sale transactions and th economics of transactions became more difficult to justify due to th higher cost of capital. We see the current conditions in the debt an equity capital markets as our biggest challenge in the near-term.

Our Fleet

Our fleet, consisting of eight double-hulled vessels, is one of the younge tanker fleets in the world. We operate in three different tonna segments. The vessels in our modern fleet were selected for their co efficiency and overall safety. They enable us to serve our customers a to bring value to our shareholders during their many trading years ahe

We have four identical Product tankers capable of carrying not o refined products, but also dirty petroleum products, chemical carg and vegetable and edible oils. These vessels are particularly versatile a sophisticated, and we believe that they are the most marketable vess in their class regardless of market conditions.

In addition, we have two Panamax tankers and two large V-Max tank Our V-Max vessels are the only VLCCs available today that have been b with two completely separate propulsion systems, which provide redundancy and a safety advantage compared to other large tank Additionally, our V-Max tankers are designed specifically to carry sig cantly more cargo into restricted draft ports than other large tankers. T provides our customers with competitive economic advantages a enables them to achieve a freight cost advantage over their competit

Our Future

We are currently in a period of positive growth in the mariti transportation industry. Over the next several years, we believe economic conditions in our industry will remain healthy. Arlington's fl is modern, technically advanced, and expertly managed. Our fixed-r time charters provide a good foundation for the future. We are v pleased that during our 14 quarters of operation, we have delivered t cash dividends to shareholders well in excess of our original estimates. intend to continue to build on this foundation in the future in a financi responsible and disciplined manner, with the goal of continuin deliver quarterly cash dividends to our shareholders.

On behalf of the Company, I would like to thank our shareholders for t continued commitment and support.

Sincerely,

Edward Terino

Edward Terino
President, Chief Executive Officer
and Chief Financial Officer

Hamilton, Bermuda

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

Received SEC
MAY 01 2008
Washington, DC 20549

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-32343

Arlington Tankers Ltd.

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

First Floor, The Hayward Building
22 Bermudiana Road
Hamilton HM 11, Bermuda

(Address of principal executive offices)

Registrant's telephone number, including area code:
(441) 292-4456

Securities registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities ct. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the ct. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities xchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of is Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller porting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of e Exchange Act. (Check one):

rge accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange t). Yes ☐ No ☑

The aggregate market value of the registrant's common shares held by non-affiliates of the registrant as of June 29, 2007, was proximately $364,586,700 based on the closing price of $28.68 per share for the registrant's common shares as reported on the New rk Stock Exchange on that date.

As of February 28, 2008, the registrant had 15,500,000 common shares issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the registrant's proxy statement for the registrant's 2008 Annual General Meeting of Shareholders to be held July 17, 2008, which are expected to be filed pursuant to Regulation 14A within 120 days after the end of the registrant's fiscal year ded December 31, 2007, are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

In this Annual Report on Form 10-K, references to "we," "our," "us" and the "company" refer to Arlington Tankers Ltd. and, as the context requires, our subsidiaries.

PART I

Cautionary Statement Regarding Forward Looking Statements

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

- future operating or financial results;
- future payments of quarterly dividends and the availability of cash for payment of quarterly dividends;
- statements about future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;
- statements about tanker market trends, including charter rates and factors affecting vessel supply and demand;
- expectations about future revenues from sub-charters;
- expectations about the availability of vessels to purchase, the time which it may take to construct new vessels, or vessels' useful lives; and
- our ability to repay our secured credit facility at maturity, to obtain additional financing and to obtain replacement charters for our Vessels.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, the factors described in "Item 1A. Risk Factors" and the factors otherwise referenced in this report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included herein. We do not intend, and do not assume any obligation, to update these forward-looking statements.

ITEM 1. *BUSINESS*

Overview

We were incorporated in September 2004 under the laws of Bermuda as a jointly owned subsidiary of Stena AB (publ), or Stena, and Concordia Maritime AB (publ), or Concordia, a Swedish company and an affiliate of Stena. Stena is one of the largest privately held companies in Sweden, with over 6,700 employees. Concordia has been involved in the shipping business for over 20 years. Stena and Concordia continue to be shareholders of the Company and, based on their filings with the SEC, purchased an additional 3.6% of our outstanding common shares in 2007 such that, as of November 19, 2007, they directly and indirectly owned an aggregate of approximately 18.0% of our outstanding common shares. As a result of Stena's purchase of additional common shares in 2007, Stena and Concordia may be considered "interested shareholders" for purposes of our bye-laws. Please see "Item 1A. Risk Factors — Concordia and Stena's ownership interest in our company can have significant influence over the Company, including the outcome of shareholder votes and our ability to conduct future business or modify existing agreements with Stena or Concordia."

Our fleet consists of eight tankers, which we refer to as the Vessels. In November 2004, we acquired our original fleet of six tankers consisting of two V-MAX tankers, two Panamax tankers and two Product tankers, which we refer to as the Initial Vessels. On January 5, 2006 we acquired two additional Product tankers, which we refer to as the Additional Vessels. We have eight wholly owned subsidiaries, each of which owns one of the Vessels. We purchased the two V-MAX tankers from subsidiaries of Concordia, the four Product tankers from subsidiaries of Stena and the two Panamax tankers from two companies owned 75% by Stena and 25% by Fram Shipping Ltd., which we refer to as Fram.

We have chartered our two V-MAX tankers to two wholly owned subsidiaries of Concordia. We have chartered our two Panamax tankers and four Product tankers to Stena Bulk AB, a wholly owned subsidiary of Stena. We refer to our charters for our Vessels as the Charters. We refer to these two Concordia subsidiaries and Stena Bulk AB collectively as the Charterers.

The Charters have fixed terms that expire at various dates in 2008, 2009 and 2010. The Charterers have options to extend the term of the Charters for each of the Vessels. We also have an option to extend the term of the Charters of the Additional Vessels. The Charters provide for a fixed base charter rate which we refer to as Basic Hire and, in some cases, the potential to earn Additional Hire as explained below under the caption Additional Hire. Each of our wholly owned subsidiaries has also entered into a fixed rate ship management agreement with Northern Marine Management Ltd., a wholly owned subsidiary of Stena which we refer to as Northern Marine, to provide for the operation and maintenance of each of our Vessels.

At the time we acquired our two V-MAX Vessels, these Vessels were sub-chartered by Concordia to Sun International. The sub-charter with Sun International relating to the *Stena Victory* expired on October 20, 2007. The sub-charter with Sun International relating to the *Stena Vision* was originally due to expire within 30 days of June 30, 2007. However, because that vessel was off-hire for repairs, Sun International has exercised its right to extend the term of the sub-charter relating to the Stena Vision so that it is now due to expire within 30 days of July 31, 2008.

The sub-charter rate that Concordia received from Sun International with respect to the *Stena Victory*, and the sub-charter rate that Concordia continues to receive from Sun International with respect to the *Stena Vision*, is greater than the Basic Hire rate that we receive from Concordia. Therefore, we earned Additional Hire revenue while the *Stena Victory* was sub-chartered to Sun International, and we continue to earn Additional Hire revenue while the *Stena Vision* is sub-chartered to Sun International. The amount of this Additional Hire is equal to the difference between the amount paid by Sun International under its sub-charters with Concordia and the Basic Hire rate in effect, less ship broker commissions paid by the Charterer in an amount not to exceed 2.5% of the charterhire received by the Charterer and commercial management fees paid by the Charterer in an amount not to exceed 1.25% of the charterhire received by the Charterer. The Additional Hire revenue associated with the ongoing Sun International sub-charter of the *Stena Vision* is guaranteed, meaning that we are paid the Additional Hire revenue by Concordia whether or not the Vessel is in service during the term of the Sun International sub-charter.

Immediately following the expiration of the sub-charter of the *Stena Victory* with Sun International, on October 20, 2007, the Vessel commenced operating under a new two-year sub-charter agreement between Concordia and Eiger Shipping, SA, an affiliate of the shipping branch of LukOil commonly known as Litasco. In addition, immediately following the expiration of the sub-charter of the *Stena Vision* with Sun International, we expect the Vessel to commence operating under a new two-year sub-charter agreement between Concordia and Eiger Shipping. The sub-charter rate that Eiger Shipping is obligated to pay to Concordia is greater than the Basic Hire rate that we will receive from Concordia. Therefore, we expect to earn Additional Hire revenue while the V-MAX vessels are under the Eiger Shipping sub-charters in addition to the Basic Hire. The Additional Hire revenue will not be exposed to fluctuations in spot market rates. Additional Hire for the V-MAX tankers under the Eiger Shipping sub-charters will be based on the time charter hire received by Concordia under the sub-charters. Additional Hire revenues under the Eiger Shipping sub-charters are not guaranteed, meaning that we will earn Additional Hire only when the Vessels are in service. In the event that the V-MAX tankers are off-hire, we will not be eligible to earn Additional Hire revenue from the profit sharing provisions on the days that the Vessel is off-hire. Based on the time charter rates under the Eiger Shipping sub-charters and assuming that both V-MAX vessels operate for 90 days per quarter, we expect the V-MAX tankers to generate Additional Hire revenues of approximately $350,000 per Vessel per quarter in addition to the guaranteed Basic Hire levels, while the Vessels are sub-chartered to Eiger Shipping.

We believe that our fleet is one of the youngest in the world, with an average age as of December 31, 2007 of approximately 4.2 years compared to the world average of approximately 10.6 years for all tankers according to Clarkson Research Studies Ltd. The two V-MAX tankers, which came into service in 2001 are approximately six years old, and the Panamax and Product tankers, which came into service during 2004 and 2005, are each less than four years old. All of our tankers have double hulls and are of very high quality.

Strategy

Our strategy is designed to generate stable and generally predictable cash flow through long-term fixed rate charters, which reduces our exposure to volatility in the market for seaborne oil and oil product transportation. We intend to pay dividends in accordance with our dividend policy, which is described below in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Dividend Policy". The following are the key elements of our strategy:

- *Acquire high quality tankers.* Our two V-MAX tankers were built in 2001 and our six other tankers entered service during 2004 and 2005. All of our tankers have double hulls and have been designed to provide more efficient transportation of oil and oil products compared to other standard ship designs. We will consider acquiring additional tankers in the future. Any such acquisition will require additional financing and the consent of our lender under our current secured credit facility.

- *Time charter our tankers to experienced charterers.* We time charter our tankers to subsidiaries of Stena and Concordia. Stena and Concordia have agreed to guarantee their respective subsidiaries' obligations under the Charters. Stena operates a fleet of oil tankers. Stena's current customers for its fleet of owned and chartered-in tankers include major oil companies such as ChevronTexaco Corporation, the Royal Dutch/Shell Group of Companies, ConocoPhillips and BP plc. The two V-MAX tankers in our fleet are chartered by Concordia one of these V-MAX tankers is currently sub-chartered to Sun International and the other is currently sub-chartered to Eiger Shipping.

- *Charter our tankers under long term fixed rate charters.* Our existing Charters are designed to generate stable and generally predictable cash flow and reduce our exposure to the volatility in tanker spot rates. Some of our charters provide for an opportunity to earn Additional Hire during favorable market conditions. The Basic Hire payable to us under our Charters will increase annually by an amount equal to the annual increase in the fees payable by us under the ship management agreements.

- *Arrange for ship management contracts with an experienced ship manager.* We have entered into ship management contracts with Northern Marine for each of our Vessels. Under these agreements, Northern Marine has assumed all responsibilities for the technical management of the Vessels, including crewing, maintenance, repair, drydocking and insurance for a fixed daily fee per Vessel which increases 5% annually. In addition, Northern Marine has agreed to indemnify us for our loss of Basic Hire and direct costs in the event, for circumstances specified under the Charters, the Vessel is off-hire or receiving reduced hire for more than five days during any twelve-month period, net of amounts received from off-hire insurance. These arrangements are designed to provide stable and generally predictable operating costs for our fleet.

Competitive Strengths

We believe that our fleet, together with our contractual arrangements with the Charterers and Northern Marine, give us a number of competitive strengths, including:

- one of the youngest fleets of tankers in the world;

- diversified exposure to three sub-segments of the tanker market;

- two unique V-MAX tankers;

- vessels managed by Northern Marine, which we believe is one of the industry's most qualified vessel managers;

- fixed rate time charters intended to provide stable and generally predictable cash flow, reducing our exposure to volatility in tanker spot rates, and, in six of our charters, profit sharing agreements which provide the opportunity to earn Additional Hire revenues; and

- fixed operating costs under our ship management agreements.

Our Fleet

We acquired our six Initial Vessels from Stena, Concordia and Fram concurrently with the completion of our initial public offering on November 10, 2004. We acquired *Stena Concept* and *Stena Contest* from Stena on January 5, 2006. The following chart summarizes certain information about our fleet.

Vessel Type	Year Built	Dwt	Date Acquired	Initial Charter Expiration Date(1)	Latest Charter Expiration Date(1)
V-MAX					
Stena Victory	2001	314,000	November 10, 2004	November 9, 2009	November 9, 2012
Stena Vision	2001	314,000	November 10, 2004	November 9, 2009	November 9, 2012
Panamax					
Stena Companion . .	2004	72,000	November 10, 2004	November 9, 2008	November 9, 2011
Stena Compatriot . .	2004	72,000	November 10, 2004	November 9, 2010	November 9, 2013
Product					
Stena Concord	2004	47,400	November 10, 2004	November 9, 2008	November 9, 2011
Stena Consul	2004	47,400	November 10, 2004	November 9, 2010	November 9, 2013
Stena Concept	2005	47,400	January 5, 2006	January 4, 2009	July 4, 2011
Stena Contest	2005	47,400	January 5, 2006	January 4, 2009	July 4, 2011

(1) Each of the charters contains renewal options described in greater detail below.

All of our tankers have double hulls and are of very high quality. These tankers are fitted with long-term planned maintenance software programs so that all routine machinery adjustments are done effectively and with minimal disruption in service.

Our V-MAX tankers were designed by Stena and Concordia to provide more efficient transportation and increased safety over standard VLCCs. The body of our V-MAX tankers is wider than a conventional VLCC. This enables these Vessels to carry more cargo at a shallower draft, which lowers transportation costs. Our V-MAX tankers also have two rudders and propellers, which improve vessel maneuverability and port access. These tankers have been designed for a structural fatigue life of 40 years. Our V-MAX tankers typically load crude oil in West Africa and discharge in Philadelphia, which is a port that cannot be accessed by conventional VLCCs.

Our Panamax tankers have fully epoxy coated tanks and a tank design that permit the Vessels to change from transporting dirty to clean petroleum products faster than a standard vessel of this class. Our Panamax tankers also have integrated bridge systems, unique in vessels of this class, that provide increased efficiency, safety, visibility, communication and maneuvering capabilities to the bridge team navigating the vessel. Our Panamax tankers typically trade in the North, South and Central Americas primarily carrying crude oil but also clean products.

Our Product tankers have one of the most efficient designs for vessels in this class and feature 10 completely independent multiple-grade cargo segregations, which provide increased flexibility over the six segregations standard in Product tankers. Compared to standard vessels in this class, our Product tankers also have more powerful engines that provide flexibility to respond to weather conditions and market demands and a tank design that permits quicker discharge and reduced tank preparation time to load the next cargo. Our Product tankers currently trade primarily in the Caribbean and the Transatlantic and primarily carry clean products such as gasoline, diesel and jetfuel.

Our Charters

The following summary of the material terms of the Charters does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Charters. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Time Charter Party for each Vessel incorporated by reference as an exhibit to this Annual Report on Form 10-K.

General

Our wholly owned subsidiaries have time chartered our Vessels to the Charterers. Upon completion of our initial public offering in November 2004, each of our Initial Vessels was chartered for a fixed term expiring in November 2009, followed by three one-year options exercisable at the option of the Charterers. In January 2006, in connection with our acquisition of the Additional Vessels from Stena, the fixed term for one of our Product tankers (*Stena Consul*) and one of our Panamax tankers (*Stena Compatriot*) was extended to November 2010, followed by three one-year options exercisable by the Charterer and the fixed term for one of our Product tankers (Stena Concord) and one of our Panamax tankers (*Stena Companion*) was reduced to November 2008, followed by three one-year options exercisable by the Charterer. The terms of the Charters for our V-MAX tankers were not amended.

The fixed charter period for the two Additional Vessels that we acquired in January 2006 expires in January 2009. At the end of the initial three-year period, both we and the Charterer have the option to extend the time charters on a vessel-by-vessel basis for an additional 30 months. Furthermore, if the Charterer exercises the 30-month option, there will be two additional one-year options, exercisable by the Charterer.

We have agreed to guarantee the obligations of each of our subsidiaries under the Charters.

The Charterers are Stena Bulk AB, a wholly owned subsidiary of Stena, and CM V-MAX I Limited and CM V-MAX II Limited, each a wholly owned subsidiary of Concordia.

Under the Charters, we are required to keep the Vessels seaworthy, and to crew and maintain them. Northern Marine performs those duties for us under the ship management agreements described below. If a structural change or new equipment is required due to changes in law, classification society or regulatory requirements, the Charterers will be required to pay for such changes if the cost is less than $100,000 per year per vessel. Otherwise the cost of any such improvement or change will be shared between us and the Charterer of the Vessel based on the remaining charter period and the remaining depreciation period of the Vessel (calculated as 25 years from the year built). The Charterers are not obligated to pay us charterhire for off-hire days of fewer than five days per Vessel per year, which include days a Vessel is unable to be in service due to, among other things, repairs or drydockings. Each Charter also provides that the Basic Hire will be reduced if the Vessel does not achieve the performance specifications set forth in the Charter. However, under the ship management agreements described below, Northern Marine will reimburse us for any loss of or reduction in Basic Hire, in excess of five days during any twelve-month period following the date the vessels are delivered to us, net of any proceeds we receive from our off-hire insurance.

The terms of the Charters do not provide the Charterers with an option to terminate the Charter before the end of its term except in the event of the total loss or constructive total loss of a Vessel. In addition, each Charter provides that we may not sell the related Vessel without the Charterer's consent, which consent may be withheld in the Charterer's sole discretion.

At the time we acquired our two V-MAX Vessels, these Vessels were sub-chartered by Concordia to Sun International. The sub-charter with Sun International relating to the *Stena Victory* expired on October 20, 2007. The sub-charter with Sun International relating to the *Stena Vision* was originally due to expire within 30 days of June 30, 2007. However, because that vessel was off-hire for repairs, Sun International has exercised its right to extend the term of the sub-charter relating to the *Stena Vision* so that it is now due to expire within 30 days of July 31, 2008.

The sub-charter rate that Concordia received from Sun International with respect to the *Stena Victory*, and the sub-charter rate that Concordia continues to receive from Sun International with respect to the *Stena Vision*, is greater than the Basic Hire rate that we receive from Concordia. Therefore, we earned Additional Hire revenue while the *Stena Victory* was sub-chartered to Sun International, and we continue to earn Additional Hire revenue while the *Stena Vision* is sub-chartered to Sun International. The amount of this Additional Hire is equal to the difference between the amount paid by Sun International under its sub-charters with Concordia and the Basic Hire rate in effect, less ship broker commissions paid by the Charterer in an amount not to exceed 2.5% of the charterhire received by the Charterer and commercial management fees paid by the Charterer in an amount not to exceed 1.25% of the charterhire received by the Charterer. The Additional Hire revenue associated with the ongoing Sun International sub-charter of the *Stena Vision* is guaranteed, meaning that we are paid the Additional Hire revenue by Concordia whether or not Vessel is in service during the term of the Sun International sub-charter.

Immediately following the expiration of the sub-charter of the *Stena Victory* with Sun International, on October 20, 2007, the Vessel commenced operating under a new two-year sub-charter agreement between Concordia and Eiger Shipping, S.A. an affiliate of the shipping branch of LukOil, commonly known as Litasco. In addition, immediately following the expiration of the sub-charter of the *Stena Vision* with Sun International, we expect the Vessel to commence operating under a new two-year sub-charter agreement between Concordia and Eiger Shipping. The sub-charter rate that Eiger Shipping is obligated to pay to Concordia is greater than the Basic Hire rate that we will receive from Concordia. Therefore, we expect to earn Additional Hire revenue while the V-MAX vessels are under the Eiger Shipping sub-charters in addition to the guaranteed Basic Hire. The Additional Hire revenue will not be exposed to fluctuations in spot market rates. Additional Hire for the V-MAX tankers under the Eiger Shipping sub-charters will be based on the time charter hire received by Concordia under the sub-charters. Additional Hire revenues under the Eiger Shipping sub-charters are not guaranteed, meaning that we will earn Additional Hire only when the Vessels are in service. In the event that the V-MAX tankers are off-hire, we will not be eligible to earn Additional Hire revenue from the profit sharing provisions on the days that the Vessel is off-hire. Based on the time charter rates under the Eiger Shipping sub-charters and assuming that both V-MAX vessels operate for 90 days per quarter, we expect the V-MAX tankers to generate Additional Hire revenues of approximately $350,000 per Vessel per quarter in addition to the guaranteed Basic Hire levels, while the Vessels are sub-chartered to Eiger Shipping.

The Vessels that we have time chartered to Stena Bulk are not currently subject to any sub-charters. Stena has agreed to guarantee the performance of Stena Bulk under the Charters, including payment of charterhire.

Basic Hire Under Our Charters

The Charters provide for the payment of Basic Hire fees that increase annually by an amount equal to the annual increase in the fees under our ship management agreements, which are described below under the heading "Our Ship Management Agreements." The Basic Hire rate for each of the Vessels is payable monthly in advance and will increase annually by an amount equal to the annual increase in the fee payable under the applicable ship management agreement. The Basic Hire under the charters for each vessel type during each charter year is set forth below. The first charter year for the Initial Vessels commenced on November 10, 2004. Each subsequent charter year will begin on November 11 of the applicable year and end on the subsequent November 10. The first charter year for the Additional Vessels commenced on January 5, 2006. Each subsequent charter year will begin on January 5 of the applicable year and end on the subsequent January 4. In 2011, the charter period for the Additional Vessels may be extended for a six month-period beginning on January 5 and ending on July 4 and subsequent charter years will begin on July 5 and end on July 4. Stena and Concordia have each agreed to guarantee the obligations of their respective subsidiaries under the Charters.

The following table sets forth the daily Basic Hire, daily base operating costs and operating margin for our two V-MAX vessels, the *Stena Vision* and the *Stena Victory*. The operating margin is calculated by subtracting the amount of the base operating costs from the amount of Basic Hire.

Period	Basic Hire	Base Operating Costs	Operating Margin
Nov. 11, 2007 — Nov. 10, 2008	$36,882	$ 8,682	$28,200
Nov. 11, 2008 — Nov. 10, 2009	37,316	9,116	28,200
Nov. 11, 2009 — Nov. 10, 2010 (Option Year 1)(1)	37,772	9,572	28,200
Nov. 11, 2010 — Nov. 10, 2011 (Option Year 2)	38,251	10,051	28,200
Nov. 11, 2011 — Nov. 10, 2012 (Option Year 3)	38,753	10,553	28,200

(1) The Charterers have the option to extend the Charters on a vessel-by-vessel basis for 3 additional 1 year terms. There can be no assurance that the Charterer will exercise any option.

The following table sets forth the daily Basic Hire, daily base operating costs and operating margin for our two vessels, the *Stena Companion* and the *Stena Concord*, with initial charter expiration dates in 2008.

	Stena Companion			Stena Concord		
Period	Basic Hire	Base Operating Costs	Operating Margin	Basic Hire	Base Operating Costs	Operating Margin
Nov. 11, 2007 — Nov. 10, 2008	$18,306	$6,656	$11,650	$16,335	$6,135	$10,200
Nov. 11, 2008 — Nov. 10, 2009 (Option Year 1)(1)	18,639	6,989	11,650	16,642	6,442	10,200
Nov. 11, 2009 — Nov. 10, 2010 (Option Year 2)	18,989	7,339	11,650	16,964	6,764	10,200
Nov. 11, 2010 — Nov. 10, 2011 (Option Year 3)	19,356	7,706	11,650	17,303	7,103	10,200

(1) The Charterers have the option to extend the Charters on a vessel-by-vessel basis for 3 additional 1 year terms. There can be no assurance that the Charterer will exercise any option.

The following table sets forth the daily Basic Hire, daily base operating costs and operating margin for our two vessels, the *Stena Compatriot* and the *Stena Consul*, with initial charter expiration dates in 2010. The operating margin is calculated by subtracting the amount of the base operating costs from the amount of Basic Hire.

	Stena Compatriot			Stena Consul		
Period	Basic Hire	Base Operating Costs	Operating Margin	Basic Hire	Base Operating Costs	Operating Margin
Nov. 11, 2007 — Nov. 10, 2008	$18,306	$6,656	$11,650	$16,335	$6,135	$10,200
Nov. 11, 2008 — Nov. 10, 2009	18,639	6,989	11,650	16,642	6,442	10,200
Nov. 11, 2009 — Nov. 10, 2010	18,989	7,339	11,650	16,964	6,764	10,200
Nov. 11, 2010 — Nov. 10, 2011 (Option Year 1)(1)	19,356	7,706	11,650	17,303	7,103	10,200
Nov. 11, 2011 — Nov. 10, 2012 (Option Year 2)	19,741	8,091	11,650	17,658	7,458	10,200
Nov. 11, 2012 — Nov. 10, 2013 (Option Year 3)	20,145	8,495	11,650	18,031	7,831	10,200

(1) The Charterers have the option to extend the Charters on a vessel-by-vessel basis for 3 additional 1 year terms. There can be no assurance that the Charterer will exercise any option.

The following table sets forth the daily Basic Hire, daily base operating costs and operating margin for our two Additional Vessels, the *Stena Concept* and the *Stena Contest.*

Period	Basic Hire	Base Operating Costs	Operating Margin
Jan. 5, 2007 — Jan 4, 2008	$20,043	$5,843	$14,200
Jan. 5, 2008 — Jan. 4, 2009	20,335	6,135	14,200
Jan. 5, 2009 — Jan. 4, 2010 (Option Period 1)(1)	17,942	6,442	11,500
Jan. 5, 2010 — Jan. 4, 2011 (Option Year 1)	18,264	6,764	11,500
Jan. 5, 2011 — July 4, 2011 (Option Period 1)	18,603	7,103	11,500
July 5, 2011 — July 4, 2012 (Option Period 2)(2)	21,158	7,458	13,700
July 5, 2012 — July 4, 2013 (Option Period 3)	21,531	7,831	13,700

(1) At the end of the initial fixed charter period expiring on January 4, 2009, either we or the Charterers may extend the Charters on a vessel-by-vessel basis for an additional 30-month period expiring on July 4, 2011. If the Charterer extends the Charter for this 30-month period, we would be eligible to earn Additional Hire in addition to Basic Hire. If we extend the Charter for this 30-month period, we would not be eligible to earn Additional Hire during this period. There can be no assurance that the Charterer will exercise any option.

(2) This period is the first for which the Charterer has the option to extend the Charters if the Charterer exercises the option described in Footnote 1 above. We would not be eligible to earn Additional Hire over the term of such extension. There can be no assurance that the Charterer will exercise any option.

Additional Hire Under Our Charters

Under the Charters, in addition to the fixed rate Basic Hire, each Vessel has the possibility of receiving Additional Hire from the Charterers through profit sharing arrangements related to the performance of the tanker markets on specified geographic routes, or from actual time charter rates. The Additional Hire, if any, in respect of each Initial Vessel, is payable on the 25th day following the end of each calendar quarter. Additional Hire is not guaranteed under our Charters.

The Additional Hire, if any, payable in respect of an Initial Vessel, other than the V-MAX tankers as described below, for any calendar quarter is an amount equal to 50% of the weighted average hire, calculated as described below, for the quarter after deduction of the Basic Hire in effect for that quarter. The weighted average hire is a daily rate equal to the weighted average of the following amounts:

- a weighted average of the time charter hire per day received by the Charterer for any periods during the calculation period, determined as described below, that the Initial Vessel is sub-chartered by the Charterer under a time charter, less ship broker commissions paid by the Charterer in an amount not to exceed 2.5% of such time charter hire and commercial management fees paid by the Charterer in an amount not to exceed 1.25% of such time charter hire; and
- the time charter equivalent hire for any periods during the calculation period that the Vessel is not sub-chartered by the Charterer under a time charter.

The calculation period is the twelve-month period ending on the last day of each calendar quarter, except that in the case of the first three full calendar quarters following the commencement of our Charters, the calculation period is the three, six and nine month periods, respectively, ending on the last day of such calendar quarter and the first calendar quarter also includes the period from the date of the commencement of our charters to the commencement of the first full calendar quarter.

At the time we acquired our two V-MAX tankers, these Vessels were sub-chartered by Concordia to Sun International Limited Bermuda, which we refer to as Sun International, an indirect wholly owned subsidiary of Sunoco, Inc.

The sub-charter with Sun International relating to the *Stena Victory* expired on October 20, 2007. The sub-charter with Sun International relating to the *Stena Vision* was originally due to expire within 30 days of June 30,

2007. However, because that vessel was off-hire for repairs, Sun International has exercised its right to extend the term of the sub-charter relating to the *Stena Vision* so that it is now due to expire within 30 days of July 31, 2008.

The sub-charter rate that Concordia received from Sun International with respect to the *Stena Victory*, and the sub-charter rate that Concordia continues to receive from Sun International with respect to the *Stena Vision*, is greater than the Basic Hire rate that we receive from Concordia. Therefore, we earned Additional Hire revenue while the *Stena Victory* was sub-chartered to Sun International, and we continue to earn Additional Hire revenue while the *Stena Vision* is sub-chartered to Sun International. The amount of this Additional Hire is equal to the difference between the amount paid by Sun International under its sub-charters with Concordia and the Basic Hire rate in effect, less ship broker commissions paid by the Charterer in an amount not to exceed 2.5% of the charterhire received by the Charterer and commercial management fees paid by the Charterer in an amount not to exceed 1.25% of the charterhire received by the Charterer. The Additional Hire revenue associated with the ongoing Sun International sub-charter of the *Stena Vision* is guaranteed, meaning that we are paid the Additional Hire revenue by Concordia whether or not the Vessel is in service during the term of the Sun International sub-charter.

Immediately following the expiration of the sub-charter of the *Stena Victory* with Sun International, that Vessel commenced operating under a new two-year sub-charter agreement between Concordia and Eiger Shipping S.A., an affiliate of the shipping branch of LukOil, commonly know as Litasco. In addition, immediately following the expiration of the sub-charter of the *Stena Vision* with Sun International, we expect the Vessel to commence operating under a new two-year sub-charter agreement between Concordia and Eiger Shipping. The sub-charter rate that Eiger Shipping is obligated to pay to Concordia is greater than the Basic Hire rate that we will receive from Concordia. Therefore, we expect to earn Additional Hire revenue while the V-MAX vessels are under the Eiger Shipping sub-charters in addition to the guaranteed Basic Hire. The Additional Hire revenue will not be exposed to fluctuations in spot market rates. Additional Hire for the V-MAX tankers under the Eiger Shipping sub-charters will be based on the time charter hire received by Concordia under the sub-charters. Additional Hire revenues under the Eiger Shipping sub-charters are not guaranteed, meaning that we will earn Additional Hire only when the Vessels are in service. In the event that the V-MAX tankers are off-hire, we will not be eligible to earn Additional Hire revenue from the profit sharing provisions on the days that the Vessel is off-hire. Based on the time charter rates under the Eiger Shipping sub-charters and assuming that both V-MAX vessels operate for 90 days per quarter, we expect the V-MAX tankers to generate Additional Hire revenues of approximately $350,000 per Vessel per quarter in addition to the guaranteed Basic Hire levels, while the Vessels are sub-chartered to Eiger Shipping.

The Time Charter Equivalent Hire referred to above is a weighted average of day rates calculated using the parameters set forth below, which we call the Daily Value. The Daily Value is calculated using average spot rates expressed in Worldscale Points determined by a shipbrokers panel for the routes specified below which are the routes on which our vessel types generally trade. We refer to these rates as the Average Spot Rates and we refer to these routes as the Notional Routes. Daily Value is determined as follows:

- multiplying the Average Spot Rate expressed in Worldscale Points by the applicable Worldscale flat rate and multiplying that product by the cargo size for each vessel type to calculate freight income;
- subtracting voyage costs consisting of brokerage commissions of 2.5% and commercial management fees of 1.25%, bunker costs and port charges to calculate voyage income; and
- dividing voyage income by voyage duration, including time in port, to calculate the Daily Value.

The Time Charter Equivalent Hire is then determined as a weighted average of the Daily Values calculated for each of the Notional Routes for each of our vessel types. In the case of the V-MAX tankers an amount equal to 10% of such weighted average is added to the Time Charter Equivalent Hire to adjust for the additional cargo capacity of V-MAX tankers as compared to a standard VLCC.

The shipbrokers panel, which we call the Brokers Panel, is the Association of Shipbrokers and Agents Tanker Broker Panel. We can change the panel of brokers to a new panel mutually acceptable to us and the Charterer. On the last day of each calendar quarter and on the expiration date of the Charter, we and the Charterer will instruct the Brokers Panel to determine for each Notional Route the Average Spot Rate over any periods during the Calculation Period that a Vessel is not sub-chartered by the Charterer under a time charter. If Worldscale ceases to be published, the Brokers Panel will use its best judgment in determining the nearest alternative method of assessing the market rates on the specified voyages.

We instruct the Brokers Panel to deliver their determination of the Average Spot Rates no later than the fifth business day following the instruction to make such determination. The costs of the Brokers Panel are shared equally between us and the Charterer. For each Calculation Period, the Charterer will calculate the amount of Time Charter Equivalent Hire and the amount of Additional Hire payable, if any, and deliver such calculation to us no later than the fifth business day following the date on which the Charterer receives the determination of Average Spot Rates from the Brokers Panel. These determinations of the Brokers Panel are binding on us and the Charterer.

The Notional Routes and the weighting to be applied to each route in calculating the Time Charter Equivalent Hire is as follows:

Product tankers:	Rotterdam to New York with 37,000 tons clean (40% weight) Curacao to New York with 38,000 tons clean (60% weight)
Panamax tankers:	Curacao to New York with 50,000 tons dirty (50% weight) Augusta to Houston with 50,000 tons dirty (50% weight)
V-MAX tankers:	West-Africa to LOOP with 260,000 tons of crude (50% weight) Middle East Gulf to LOOP with 265,000 tons of crude (50% weight)

Additional terms used in the calculation of Time Charter Equivalent Hire are as follows:

- *Calculation of freight income.* The freight income for each Notional Route is calculated by multiplying the Average Spot Rate for such route, as supplied by the Brokers Panel, by the Worldscale flat rate for such route as set forth in the New Worldwide Tanker Nominal Freight Scale issued by the Worldscale Association and current for the relevant period and then multiplying such product by the cargo size for such route.
- *Calculation of voyage income.* The voyage income for each Notional Route is calculated by deducting from the freight income for such route ship broker commissions equal to 2.5% of the freight income, commercial management fees equal to 1.25% of the freight income, the port charges and bunker costs (equal to the bunkers used multiplied by the bunkers prices) specified below for each Vessel. Bunkers used are determined based on speed, distance and consumption of bunkers at sea and in port.
- *Calculation of voyage duration.* The voyage duration for each Notional Route is calculated using the distance, speed and time in port specified below for each Vessel.
- *Data used in calculations.* The following data is used by the Charterer in the above calculations:
  - Bunkers in port

    For Product tankers: 40 tons per voyage all-inclusive loading and discharging ports.

    For Panamax tankers: 65 tons per port call all-inclusive loading and discharging ports.

    For V-MAX tankers: loading 12 tons per day; idling 3 tons per day; discharging 145 tons per day.
  - Bunker prices

    For Product tankers and Panamax tankers: the mean of the average prices during the quarter for Marine Fuel Oil grade IFO 380 CST prevailing at Houston, New York and Curacao as published by Platts Bunkerwire, or similar publication, plus barge delivery charges in amount equal to the average barge delivery charges in the applicable port over the prior twelve-month period.

For V-MAX tankers: the mean of the average prices during the quarter for Marine Fuel Oil grade IFO 380 CST prevailing at Curacao and Fujairah as published by Platts Bunkerwire, or similar publication, plus barge delivery charges in amount equal to the average barge delivery charges in the applicable port over the prior twelve-month period.

- Port charges

The port charges for loading and discharging ports on each Notional Route are equal to the published tariffs and exchange rates in effect on the last calendar day of the quarter and include all vessel costs for port calls.

- Time in port

For Product tankers and Panamax tankers: 5.5 days, which are split 2 days loading, 2 days discharging and the balance of the time idling.

For V-MAX tankers: 7.5 days, which are split 3 days loading, 3 days discharging and the balance of the time idling.

- Distance

The distance for each Notional Route is determined according to the "World-Wide Marine Distance Tables" published by Veson Nautical Distance Tables.

- Speed and consumption at sea

For Product tankers: 14 knots at 36 tons per day in laden condition and 14 knots at 35 tons per day in ballast condition less a steaming allowance of 7.5 percent applied to the speeds to allow for weather and navigation.

For Panamax tankers: 14 knots at 41.5 tons per day in laden condition and 14 knots at 39.5 tons per day in ballast condition less a steaming allowance of 7.5 percent applied to the speeds to allow for weather and navigation. Fuel consumption for cargo heating to be actual figures of fuel consumed but not to exceed 8 tons per day.

For V-MAX tankers: 16.9 knots at 127 tons per day in laden condition and 17.7 knots at 127 tons per day in ballast condition less a steaming allowance of 7.5 percent applied to the speeds to allow for weather and navigation.

The Notional Routes are intended to represent routes on which Product tankers, Panamax tankers and VLCCs are typically used. If during the term of the Charter, in the Charterer's reasonable opinion, these routes cease to be used by Product tankers, Panamax tankers or VLCCs, or the assumptions regarding bunkering ports for purposes of determining bunker prices cease to be applicable, the Charterer may, with our consent, which we may not unreasonably withhold, instruct the Brokers Panel to substitute alternative notional routes and bunkering ports that most closely match the routes and bunkering ports typically used by Product tankers, Panamax tankers or VLCCs and to apply appropriate weights to such routes.

If in the Charterer's reasonable opinion it becomes impractical or dangerous, due to war, hostilities, warlike operations, civil war, civil commotion, revolution or terrorism for Product tankers, Panamax tankers and VLCCs to operate on the Notional Routes, the Charterer may request our agreement, which we may not unreasonably refuse, for the Daily Value to be determined during the period of such danger or restriction of trading using Average Spot Rates determined by the Brokers Panel for alternative notional routes proposed by the Charterer that reasonably reflect realistic alternative round voyage trade for Product tankers, Panamax tankers and VLCCs during the period of such danger or restriction of trading. In such event, the Time Charter Equivalent Hire will be calculated using the Daily Value for such alternative routes and applying such weights as determined by the Charterer.

Our Ship Management Agreements

The following summary of the material terms of the ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Ship Management Agreement for each Vessel incorporated by reference as an exhibit to this Annual Report on Form 10-K.

Our Vessel Subsidiaries have entered into fixed-rate ship management agreements with Northern Marine. Under the ship management agreements, Northern Marine is responsible for all technical management of the Vessels, including crewing, maintenance, repair, drydockings, vessel taxes and other vessel operating and voyage expenses. Northern Marine has outsourced some of these services to third-party providers. We have agreed to guarantee the obligations of each of our Vessel Subsidiaries under the ship management agreements.

At the closing of the acquisition of the Additional Vessels, the ship management agreements for our Initial Vessels were amended. These amendments modified the provisions relating to drydocking of the Vessels. Specifically, the amendments provided that all drydockings during the term of the ship management agreements are to be at the sole cost and expense of Northern Marine. In addition, Northern Marine agreed to conduct at least one mid-period drydocking for each Product tanker and Panamax tanker prior to redelivery of such Vessels. Under the terms of the ship management agreements, the cost of these intermediate and special surveys is covered by the management fees that we pay to Northern Marine. Upon redelivery of the Vessels to us at the expiration of the ship management agreements, Northern Marine has agreed to re-pay to us any drydocking provision accrued, but not used, from the completion of the last drydocking during the term of the applicable Ship Management Agreement (or if no drydocking occurs during the term of such agreement, from the date of commencement of such agreement), to the date of redelivery at the daily rates specified in the ship management agreements.

Under the ship management agreements, Northern Marine has agreed to return the Vessels in-class and in the same good order and condition as when delivered, except for ordinary wear and tear.

Northern Marine is also obligated under the ship management agreements to maintain insurance for each of our Vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance and off-hire insurance. Under the ship management agreements, we pay Northern Marine a fixed fee per day per Vessel for all of the above services, which increases 5% per year, for so long as the relevant charter is in place. Under the ship management agreements, Northern Marine has agreed to indemnify us for the loss of the Basic Hire for each of the Vessels in the event, for circumstances specified under the charters, the Vessel is off-hire or receiving reduced hire for more than five days during any twelve-month period, net of amounts received by us from off-hire insurance. Stena has agreed to guarantee this indemnification by Northern Marine. Both we and Northern Marine have the right to terminate any of the ship management agreements if the relevant charter has been terminated.

Tables setting forth the daily base operating costs for each of our Vessels can be found above in the section entitled "— Basic Hire Under Our Charters."

We have also agreed to pay to Northern Marine an incentive fee for each day a Vessel is on hire for over 360 days during any twelve-month period following the date the applicable Vessel was delivered to us in amount equal to the daily Basic Hire for such Vessel. If we terminate the ship management agreements with Northern Marine because Northern Marine has failed to perform its obligations under such agreements, Stena has agreed to provide a replacement ship manager to perform the obligations set forth in the ship management agreements on the same terms and for the same fixed amounts payable to Northern Marine.

Northern Marine provides technical and crewing management and payroll and support services to the Stena Sphere shipping divisions and several other clients, including ChevronTexaco Corporation, Technip Offshore UK and Gulf Marine Management. Northern Marine has offices in Glasgow, Aberdeen, Mumbai, Kiel, Houston, Manila, Rotterdam and Singapore and has over 4,400 seafarers employed on approximately 90 vessels.

Risk of Loss and Insurance

Our operations may be affected by a number of risks, including mechanical failure of our Vessels, collisions, property loss to the Vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

Northern Marine is responsible for arranging for the insurance of our Vessels on terms specified in the ship management agreements and our secured credit facility, which we believe are in line with standard industry practice. In accordance with the ship management agreements, Northern Marine has procured marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. In accordance with the ship management agreements, Northern Marine has also obtained off-hire insurance in respect of each of our Vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per Vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

We believe that our current insurance coverage is adequate to protect us against the accident-related risks involved in the conduct of our business and that we currently maintain appropriate levels of environmental damage and pollution insurance coverage, consistent with standard industry practice. However, there is no assurance that all risks are adequately insured against, that any particular claims will be paid or that we will be able to obtain adequate insurance coverage at commercially reasonable rates in the future following termination of the ship management agreements.

Inspection by a Classification Society

Every commercial vessel's hull and machinery is evaluated by a classification society authorized by its country of registry. All of our tankers have been certified as being "in-class" by the American Bureau of Shipping or Det Norske Veritas (DNT). The American Bureau of Shipping and DNT are recognized members of the International Association of Classification Societies and have been recognized by Bermuda as authorized classification societies. A classification society certifies that a Vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the Vessel's country of registry and the international conventions of which that country is a member. Each Vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every four or five years for intermediate surveys and every four to five years for special surveys; the initial intermediate survey takes place two to three years from the launch of a vessel and from then on there is an interval of two to three years between intermediate and special surveys. Should any defects be found, the classification surveyor will issue a "recommendation" for appropriate repairs which have to be made by the shipowner within the time limit prescribed. Our ship management agreements provide that Northern Marine would be responsible for any repairs recommended by the classification surveyor. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the Vessel and for any necessary repairs stemming from the inspection. Special surveys always require drydocking.

Tanker Industry Overview

Overview

The tanker industry provides seaborne transportation for the movement of crude oil and refined petroleum products, which include among others naphtha, gasoline, jet fuel, kerosene, gasoil and residual fuel oil. The tanker business can be divided between crude oil carriers and refined product carriers, although many tanker owners participate in both segments. The price for transporting crude oil or refined petroleum products for one voyage on a specific route is referred to as tanker spot market freight rate.

Tanker Types

The tanker fleet is divided into several categories of vessels, based on their carrying capacity as defined by the vessels deadweight capacity, which is commonly referred to as dwt. The different tanker types as classified by their deadweight capacity are:

- ULCCs — tankers over 320,000 dwt;
- VLCCs — tankers from 200,000 to 320,000 dwt;
- Suezmax tankers — tankers from 120,000 to 200,000 dwt;
- Aframax/LR2 tankers — uncoated/coated tankers from 80,000 to 120,000 dwt;
- Panamax/LR1 tankers — uncoated/coated tankers from 60,000 to 80,000 dwt;
- Handy product tankers/MR tankers — normally coated tankers from 30,000 to 60,000 dwt; and
- Small tankers — normally coated tankers up to 20,000 dwt.

Crude carriers are either uncoated or partially coated to protect the cargo tanks from the corrosive properties of crude or dirty products, such as residual fuel oils. Coated tankers are those vessels whose cargo carrying tanks are coated to protect the integrity of the cargo that the vessel is carrying. Coated vessels are utilized in the transportation of clean products such as gasoline, jet fuel and gas oil.

Industry Conditions

Freight rates are set in highly competitive and often volatile markets, where the daily balance of demand and supply for particular vessel types is a primary driver. The oil tanker industry historically has been highly cyclical, experiencing volatility in spot market freight rates, time charter rates and vessel values, resulting from changes in the supply of and the demand for oil and tanker capacity. The demand for tankers is influenced by, among other factors, global and regional economic conditions, changes in seaborne transportation patterns, weather patterns and events, oil production, armed conflicts, port congestion, canal closures, embargoes and strikes. Demand for the seaborne carriage of oil depends largely on the distance between areas that produce crude oil and refined products and areas that consume them. The incremental supply of tanker capacity is a function of the delivery of new vessels and the number of older vessels scrapped, in lay-up, converted to other uses, reactivated or lost. This supply may be affected by regulation of maritime transportation by governmental and international authorities. These factors are generally outside of our control, and are unpredictable.

Tanker Demand

The volume of crude oil and refined petroleum products transported and the relative distances over which they are transported determines demand for tankers. Tanker demand is generally expressed in ton-miles and is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles). Tanker demand is determined largely by the state of the world economy and the global demand for crude oil and refined petroleum products. Other factors affecting tanker demand include relative levels of inventories of crude oil and refined petroleum products, political events, conflicts between nations and unexpected variations in weather. When consuming areas of the world are unable to meet their domestic demand needs, the incremental supply is generally satisfied by increased imports which are typically delivered by tankers.

Seasonality

Historically, oil trade and charter rates increase in the winter months and decrease in the summer months. Generally the demand for oil in the Northern Hemisphere rises in colder weather and falls in warmer weather. Additionally, due to the long distances of ocean transportation and delivery time concerns, oil traders typically require oil transportation in advance of the peak consumer demand for certain types of oil cargoes.

Tanker Supply

The supply and availability of tankers, measured in deadweight tons, is affected by several factors including the age profile of the global fleet. Older, single hull vessels face a mandatory phase out required by international conventions. The supply of tankers is also affected by the delivery schedule of newbuildings and by the number of vessels removed through scrapping, conversions to other types of employment such as floating production and storage facilities, and unforeseen events such as seaborne casualties. Newbuilding activity is highly correlated to increases and decreases in charter rates, but the delivery schedule is constrained by shipyard capacity and the strength of orders from other marine transportation segments.

Tanker Scrapping

Tanker owners may conclude that it is more economical to dispose of or scrap a vessel that has exhausted its useful life rather than continue to maintain or upgrade the vessel in accordance with international standards and rules monitored by the classification societies. Generally when tankers reach an age of approximately 25 years, the costs of conducting the required surveys of the vessel and performing associated repairs may not be economical, particularly if the repairs require replacement of steel plate. There are international regulations that currently call for the mandatory and accelerated scrapping or disposal of vessels, particularly vessels lacking double hulls, in certain parts of the world.

Tanker Values

Tanker values have historically experienced high volatility. The fair market value of tankers can be expected to fluctuate during their life. Factors that may determine vessel values may be, among other things, the general economic and market conditions affecting the tanker industry, especially the spot voyage freight market, and the age, type, and the general maintenance condition of a vessel. As vessels age they typically will decline in value. We believe that the current market value of our tanker fleet is at a very high level.

Environmental Regulation

Government regulation significantly affects the ownership and operation of our tankers. They are subject to international conventions, as well as national, state and local laws and regulations in force in the countries where our tankers operate or are registered. Under our ship management agreements, Northern Marine has assumed technical management responsibility for our fleet, including compliance with all environmental regulations. If Northern Marine fails to perform its obligations under the ship management agreements, we could be liable under environmental laws. If our ship management agreements with Northern Marine terminate, we would attempt to hire another party to assume this responsibility, including compliance with the regulations described in this report and any costs associated with such compliance. However, we may be unable to hire another party to perform these and other services for a fixed fee as is the case with Northern Marine.

A variety of governmental and private entities subject our tankers to both scheduled and unscheduled inspections. These entities include the local port authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state administration and charterers, particularly terminal operators and oil companies. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our tankers. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our tankers.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older tankers throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. Our two V-MAX tankers were built in 2001 and our six other tankers were completed in 2004 and 2005. Northern Marine is required to maintain operating standards for all of our tankers which address operational safety, quality of maintenance, training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our Vessels is in substantial compliance with applicable environmental laws and regulations. However, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers.

International Maritime Organization

In 1992, the International Maritime Organization adopted regulations that set forth pollution prevention requirements applicable to tankers. The International Maritime Organization, commonly referred to as the IMO, is the United Nations agency for maritime safety and the prevention of marine pollution by ships. The IMO's regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate, provide, in part, that:

- tankers between 25 and 30 years old must be of double hull construction or of a mid-deck design with double sided construction, unless:
- they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or
- they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);
- tankers 30 years old or older must be of double hull construction or mid-deck design with double sided construction; and
- all tankers are subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double hull construction or a mid-deck design with double sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

- is the subject of a contract for a major conversion or original construction on or after July 6, 1993;
- commences a major conversion or has its keel laid on or after January 6, 1994; or
- completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

All of our Vessels are double-hulled.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI became effective in May 2005. Annex VI limits sulfur oxide and nitrogen oxide emissions from ship exhausts, prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons, and prohibits onboard incineration of certain materials, such as contaminated packaging or polychlorinated biphenyls. Annex VI includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. All of our Vessels are currently compliant with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect Northern Marine's ability to manage our ships.

Under the International Safety Management Code, or ISM Code, promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Northern Marine relies upon its safety management system in connection with its management of our Vessels.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. Northern Marine has the requisite documents of compliance for its offices and safety management certificates for all of our Vessels for which the certificates are required by the IMO. Northern Marine will be required to renew these documents of compliance and safety management certificates annually.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability and compensation regime plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage. This convention, originally from 1969, was amended and updated in 1992, with the 1992 Civil Liability Convention coming into force on May 30, 1996. As of December 1, 2006 some 115 States are parties to 1992 Civil Liability Convention. This Convention applies where a discharge of persistent oil causes pollution damage in the territorial waters or to the coastline of a State which is a party to it. If so the registered owner is strictly liable, subject to certain complete defenses, for the pollution damage, with the limit of liability dependent upon the gross tonnage of the vessel in question. For vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $6.76 million plus $946 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $134 million. The Convention limits are expressed in Special Drawing Rights (SDR) which are calculated by reference to a basket of currencies, the figures quoted are based on the SDR/USD exchange rate as at January 5, 2007. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner's actual fault. Under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance covers the liability under the plan adopted by the IMO.

U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation, and Liability Act

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the U.S. Oil Pollution Act of 1990, or OPA, and the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages include:

- natural resource damages and related assessment costs;
- real and personal property damages;

- net loss of taxes, royalties, rents, profits or earnings capacity;
- net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and
- loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $1,900 per gross ton or $16 million per tanker that is over 3,000 gross tons, subject to possible adjustment for inflation. The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility consistent with the combined maximum limits of liability described above for OPA and CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Director of the U.S. Coast Guard National Pollution Funds Center. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. Northern Marine has provided the requisite guarantees and has received certificates of financial responsibility from the U.S. Coast Guard for each of our tankers required to have one.

Northern Marine has arranged pollution liability insurance coverage for each of our tankers in the amount of $1.0 billion per occurrence. However, a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business, on the Charterers' business, which could impair the Charterers' ability to make payments to us under our Charters, and on Northern Marine's business, which could impair Northern Marine's ability to manage our Vessels.

Under OPA, oil tankers as to which a contract for construction or major conversion was put in place after June 30, 1990 are required to have double hulls. In addition, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. All of our Vessels have double hulls.

OPA also amended the Federal Water Pollution Control Act to require that owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

- address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge;"
- describe crew training and drills; and
- identify a qualified individual with full authority to implement removal actions.

Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Northern Marine is responsible for ensuring that our Vessels comply with any additional regulations.

OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

European Union Tanker Restrictions

In July 2003, in response to the *m.t. Prestige* oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers used for the transport of oil from entering into its ports or offshore terminals by 2010. The European Union, following the lead of certain European Union nations such as Italy and Spain, has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age also became restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessels flag state. Among the various requirements are:

- on-board installation of automatic identification systems, or AIS, to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;
- on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;
- the development of vessel security plans;
- ship identification number to be permanently marked on a vessel's hull;
- a continuous synopsis record kept onboard showing a vessel's history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owners and their registered addresses; and
- compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. tankers from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid

International Ship Security Certificate that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. Northern Marine has implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and all of our tankers are in compliance with these applicable security requirements.

Employees

As of December 31, 2007, we had 2 employees. Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. We believe that our employee relations are good.

Executive Officer of the Registrant

Our executive officer, his age and his positions as of February 28, 2008 is as follows:

Edward Terino, 54, is our Chief Executive Officer, President and Chief Financial Officer. Mr. Terino has over 10 years of experience as a senior level executive of publicly traded companies. Since April 2007, Mr. Terino has served on the board of directors of S1 Corporation, which develops and markets customer interaction software for financial and payments services primarily to banks, credit unions, insurance companies, retailers and telecommunication companies. From October 2001 until June 2005, Mr. Terino was Senior Vice President and Chief Financial Officer of Art Technology Group, Inc., a provider of Internet-based e-commerce and customer service software. From April 1999 to September 2001, he was Senior Vice President and Chief Financial Officer of Applix, Inc., a provider of business intelligence software solutions. Mr. Terino has also spent 11 years at Houghton Mifflin in various senior financial management position and 9 years at Deloitte and Touche in their consulting services group. Mr. Terino is a citizen and resident of the United States.

We maintain a website at *www.arlingtontankers.com*. The information contained on our website is not included as a part of, or incorporated by reference into, this Annual Report on Form 10-K. We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after electronically filing such material with, or furnishing such material to, the Securities and Exchange Commission, or the SEC. Further, we will provide free copies of any of our SEC filings upon request. Copies of our filings with the SEC may be requested through the "investor relations" section of our website, or by calling our offices at 441-292-4456.

ITEM 1A. *RISK FACTORS*

The following important factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management from time to time.

Company Specific Risk Factors

We cannot assure you that we will pay any dividends

We currently intend to pay dividends on a quarterly basis in amounts determined by our Board of Directors. We believe our dividends will be substantially equal to the charterhire received by us under the Charters, less cash expenses and any cash reserves established by our Board of Directors. Such expenses consist primarily of fees under our ship management agreements, directors' fees, salaries and benefits of our employees, payment of interest under our secured credit facility, and other administrative costs and other expenses. There can be no assurance that we will not have other cash expenses, including extraordinary expenses, which could include the costs of claims and related litigation expenses. There can be no assurance that we will not have additional expenses or liabilities, that the amounts currently anticipated for the items set forth above will not increase, that we will not have to fund any required capital expenditures for our Vessels or that our Board of Directors will not determine to establish additional cash reserves or change our dividend policy. Other than the fees under our ship management agreements, none of our fees or expenses is fixed.

The amount of potential future dividends set forth in "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations — Dividend Policy" represents only an estimate of future dividends based on our charter contracts, ship management agreements, an estimate of our other expenses and the other matters and assumptions set forth therein and assumes that other than our ship management expenses, none of our expenses increase during the periods presented in the table. The amount of future dividends, if any, could be affected by various factors, including the loss of a Vessel, the number of days a Vessel is off-hire, the timing of the commencement or expiration of any sub-charters for our Vessels, the effect of global demand for tanker capacity on Additional Hire calculations, required capital expenditures, cash reserves established by our Board of Directors, increased or unanticipated expenses, a change in our dividend policy, increased borrowings, more restrictive debt covenants, higher interest rates, principal amortization requirements or future issuances of securities, many of which are beyond our control. As a result, the amount of dividends actually paid may vary from period to period and such variations may be material.

The amount of dividends we may be able to pay can also be affected by the terms of our current, or any future, indebtedness. Our existing secured credit facility provides that we may not pay dividends if an event of default under the facility agreement has occurred and continues or if the market value of our Vessels is less than 140% of our borrowings under the facility (or, if at the time of the proposed dividend, all of our Vessels are on time charter for a remaining period of 12 months, less than 125% of the loan amount). The terms of any future indebtedness we may enter into, including indebtedness that refinances our existing secured credit facility, may have stricter restrictions on our ability to pay dividends. Furthermore, higher interest rates or different repayment terms of future indebtedness, such as principal amortization requirements, may reduce the amount of cash that we would have available to pay future dividends.

The declaration of dividends is subject to current and future debt covenants, compliance with Bermuda law and is subject at all times to the discretion of our Board of Directors. There can be no assurance that dividends will be paid in the amounts anticipated or at all.

We are highly dependent on the Charterers and their guarantors, Stena and Concordia

All of our Vessels are chartered to the Charterers, which are subsidiaries of Concordia and Stena. The Charterers' payments to us under these Charters are our sole source of revenue. We are highly dependent on the performance by the Charterers of their obligations under the Charters and by their guarantors, Stena and Concordia, of their obligations under their respective guarantees. Any failure by the Charterers or the guarantors to perform their obligations would materially and adversely affect our business and financial position. Our shareholders do not have any recourse against the Charterers or the guarantors.

If we cannot refinance our secured credit facility, or in the event of a default under the facility, we may have to sell our Vessels, which may leave no additional funds for distributions to shareholders

Under the terms of the Loan Agreement providing for our secured credit facility, we are required to repay the total amount outstanding at maturity, January 5, 2011. Borrowings under the facility are guaranteed by each of our Vessel Subsidiaries and are secured by mortgages over all of our Vessels; assignments of earnings, insurances and requisition compensation with respect to our Vessels; and assignments of our interests in the Charters and our ship management agreements. Whether or not the Charterers renew the Charters, the Loan Agreement will mature in January 2011 and we will be obligated to repay or refinance the total amount due under the loan at that time. There is no assurance that we will be able to repay or refinance this amount. In addition, even if the Charterers renew the Charters for one or more of our Vessels, if we are unable to refinance our secured credit facility on acceptable terms, we may be forced to attempt to sell some or all of our Vessels. Interest rates may be higher than current rates at the time we seek to refinance our secured credit facility and the prevailing market terms for loans such as the type we would need to refinance our secured credit may require periodic payments to amortize the outstanding principal. Such higher rates, principal amortization requirements or other terms could prevent our ability to complete a refinancing or could adversely impact our future results, including the amount of cash available for future dividends. In such event, we may conclude that such a refinancing is not on acceptable terms. In addition, in the event of a default under our secured credit facility all of our Vessels could be sold to satisfy amounts due to the lender under our secured credit facility. Depending on the market value for our Vessels at the time, it is possible that after payment of the amounts outstanding under our secured credit facility there would not be any funds to distribute to our shareholders. In addition, under our bye-laws, any sale of a Vessel would require the approval of at least a majority of our shareholders voting at a meeting. Furthermore, our current Charters provide that we may not sell the related Vessel without the Charterer's consent, which consent may be withheld in the Charterer's sole discretion. Accordingly, there can be no assurance that we would be able to sell a Vessel at a time when we would need to do so to satisfy the obligations under our secured credit facility.

Because we currently intend to distribute dividends to our shareholders in an amount substantially equal to our charterhire, less cash expenses and any cash reserves established by our Board of Directors, we do not believe we will be able to repay our secured credit facility in January 2011 without either refinancing our debt or selling some or all of our Vessels. As a result, we anticipate that we will seek to refinance our secured credit facility at or prior to its maturity. There can be no assurance that we will be able to do so on acceptable terms.

We may not be able to re-charter our Vessels profitably after their Charters expire, unless they are extended at the option of the Charterers

Two of our Charters expire in 2008, four expire in 2009 and two expire in 2010. We have an option to extend the terms of the Charters on our two Additional Vessels. However, we will not be eligible to earn Additional Hire with respect to the Additional Vessels if we make this election. The Charterers also have options to extend the terms of the Charters for all of our Vessels. The Charterers have the sole discretion as to exercising their options. Notice that either party is exercising its option to extend the term of a Charter is required to be delivered no later than six months prior to the expiration of the charter period in effect at that time. We cannot predict whether the Charterers will exercise any of their extension options under one or more of the Charters. The Charterers do not owe any fiduciary or other duty to us or our shareholders in deciding whether to exercise their extension options, and the Charterers' decision may be contrary to our interests or those of our shareholders.

We cannot predict any of the factors that the Charterers will consider in deciding whether to exercise any of their extension options under the Charters. It is likely, however, that the Charterers would consider a variety of factors, which may include the age and specifications of the particular Vessel, whether a Vessel is surplus or suitable to the Charterers' requirements and whether competitive charterhire rates are available to the Charterers in the open market at that time.

If the Charterers decide not to extend our current Charters, we may not be able to re-charter our Vessels with terms similar to the terms of our Charters, or at all. We may also directly employ the Vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

Under our ship management agreements, Northern Marine, a wholly owned subsidiary of Stena, is responsible for all of the technical and operational management of our Vessels for a fixed management fee that increases 5% annually. Northern Marine has also agreed to indemnify us against specified off-hire and reduced hire for our Vessels in excess of five days per year. However, this indemnification only extends to the amount payable to us as Basic Hire and would not extend to any amounts that would otherwise be payable to us as Additional Hire if the Vessels were not off-hire. Our ship management agreements with Northern Marine may be terminated by either party if the relevant Charter is terminated or expires. If our ship management agreements with Northern Marine were to terminate, we may not be able to obtain similar fixed rate terms or indemnification for off-hire and reduced hire periods from another ship manager.

If we receive lower charter rates under replacement charters, are unable to re-charter all of our Vessels or we incur greater expenses under replacement management agreements, the amounts available, if any, to pay distributions to our shareholders may be significantly reduced or eliminated.

Under our Charters, there is no obligation to pay Additional Hire, during any period when the obligation to pay Basic Hire is suspended under the Charter if due to technical reasons the Vessel is off-hire, unless the Vessel is off-hire as a result of a class condition or recommendation determined by the Vessel's classification society during the inspection of the Vessel undertaken by us in connection with the purchase of the Vessel and such condition or recommendation cannot be remedied or complied with during a regularly scheduled drydocking without increasing the duration of such drydocking.

Concordia and Stena's ownership interest in our company can have significant influence over the Company, including the outcome of shareholder votes and our ability to conduct future business or modify existing agreements with Stena or Concordia

Based on their filings with the SEC, as of November 19, 2007, Stena and Concordia directly and indirectly owned an aggregate of approximately 18.0% of our outstanding common shares. As a result of their share ownership and for so long as either Stena or Concordia directly or indirectly owns a significant percentage of our outstanding common shares, Stena and Concordia are able to influence us, including the outcome of any shareholder vote, such as the election of directors. In addition, as a result of Stena's purchase of additional common shares in 2007, Stena and Concordia may be considered "interested shareholders" for purposes of our bye-laws. Under our "interested shareholder" bye-law, in addition to any other approval that may be required by applicable law, any "business combination" with an interested shareholder within a period of three years after the date of the transaction in which the person became an interested shareholder must be approved by our board and authorized at an annual or special general meeting by the affirmative vote of at least 66⅔% of our issued and outstanding voting shares that are not owned by the interested shareholder, unless:

- prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or
- upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our issued and outstanding voting shares at the time the transaction commenced.

For purposes of these provisions, "business combinations" include specified mergers, amalgamations, consolidations and specified sales, leases, exchanges, mortgages, pledges, transfers and other dispositions of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all of our issued and outstanding shares. Accordingly, our interested shareholder bye-law may make it more difficult for us to conduct future business or modify existing agreements with Stena or Concordia.

We are leveraged and subject to restrictions in our financing agreements that impose constraints on our operating and financing flexibility

We have a secured credit facility under which we have borrowed $229.5 million as of December 31, 2007, to finance a portion of the cash purchase price for our Additional Vessels and refinance pre-existing debt. We are required to apply a substantial portion of our cash flow from operations to the payment of interest on borrowings under the facility. Our facility, which is secured by, among other things, mortgages on our Vessels, pledges of our time charters and assignments of earnings, insurances and requisition compensation in respect to our Vessels, requires that we comply with various operating covenants and maintain certain financial ratios including that the market value of our Vessels exceeds 125% of the total facility amount outstanding and that the market value of our Vessels exceeds 140% of our borrowings (or 125% if the loan amount at the time of such dividend all of our Vessels are on time charter for a remaining period of at least 12 months) in order for us to pay dividends. The facility also requires that Northern Marine remain as technical manager for our Vessels.

We have a floating rate of interest under our secured credit facility. However, we have entered into an interest rate swap agreement that effectively fixes the interest rate at 5.7325%, or 5.8325% per year, based upon the ratio of the fair market value of the Company's Vessels to the amount outstanding under the loan facility, through maturity of the facility in January 2011. By utilizing this interest rate swap, we potentially forego benefits that might result from declines in interest rates.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations

We are a holding company, and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our Vessels, and payments under our Charters are made to our subsidiaries. As a result, our ability to pay dividends depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by Bermuda law which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we will not be able to pay dividends unless we obtain funds from other sources. We cannot assure you that we will be able to obtain funds from other sources.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. shareholders

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our method of operation, we do not believe that we were a PFIC for our most recent taxable year or that we will become a PFIC with respect to any future taxable year. In this regard, we treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Internal Revenue Code of 1986, as amended, or the Code, such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon certain distributions and upon any gain from the disposition of our common shares, as if the distribution or gain had been recognized ratably over the shareholder's holding period of our common shares. In addition, a step-up in the tax basis of our shares may not be available upon the death of an individual shareholder, and the preferential U.S. federal income tax rates currently applicable to qualified dividend income of certain U.S. investors would not apply.

Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which would reduce our cash flow

A foreign corporation is subject to U.S. federal income taxation at a rate of 4% on its U.S. source shipping income, including, unless exempt as income from the international operation of ships, 50% of its shipping income that is attributable to transportation that begins or ends in the United States. Under Code Section 883 and applicable U.S. Treasury regulations, a foreign corporation's U.S. source income from the international operation of ships is exempt from U.S. federal income taxation if: (1) the corporation is organized in a foreign country that grants an "equivalent exemption" from taxation to U.S. corporations and (2) either (A) its common shares are "primarily and regularly traded on an established securities market" in that same foreign country, in the United States or in another country that grants an "equivalent exemption" to U.S. corporations or (B) more than 50% of the value of its shares is treated as owned, directly or indirectly, for at least half of the number of days in the taxable year by one or more "qualified shareholders."

Bermuda, our country of organization, is a foreign country that grants an "equivalent exemption" from taxation to U.S. corporations with respect to income from the international operation of ships. In addition, our common shares are currently "primarily and regularly traded" on the New York Stock Exchange, which is an established securities market in the United States. Therefore, we believe that our time chartering income qualifies for the exemption from U.S. federal income taxation.

Our qualification for the exemption, however, is based upon certain complex factual determinations that are not completely within our control and, therefore, there can be no assurance that we will qualify for the exemption either now or in the future. If we were not to qualify for the exemption, our income from the international operation of ships, to the extent characterized as U.S. source income, would be subject to a 4% U.S. federal income tax on a gross basis without allowance for deduction. In addition, if we were to generate U.S. source income of a type that does not qualify for the exemption, such as income that is attributable to transportation that both begins and ends in the United States, it would also be subject to U.S. federal income taxation. If we were subject to U.S. federal income taxation, our cash available for distributions to shareholders would be correspondingly reduced.

U.S. investors who own our common shares may have more difficulty in protecting their interests than U.S. investors who own shares of a Delaware corporation

The Companies Act 1981 of Bermuda, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.

Interested Directors. Bermuda law and our bye-laws provide that if a director has an interest in a material contract or proposed material contract with us or any of our subsidiaries or has a material interest in any person that is a party to such a contract, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the directors. Our bye-laws provide that, after a director has made such a declaration of interest, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairman of the relevant board meeting. Under Delaware law such transaction would not be voidable if:

- the material facts as to such interested director's relationship or interests were disclosed or were known to the Board of Directors and the board had in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors;

- such material facts were disclosed or were known to the stockholders entitled to vote on such transaction and the transaction was specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

- the transaction was fair as to the corporation as of the time it was authorized, approved or ratified.

Under Delaware law, the interested director could be held liable for a transaction in which the director derived an improper personal benefit.

Shareholders' Suits. Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.

Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

Indemnification of Directors. Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company's directors or officers for any act or failure to act in the performance of such director's or officer's duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors' and officers' liability policy for such a purpose.

Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not be opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

Bermuda law and our bye-laws permit our Board of Directors to establish preference shares having terms which could reduce or eliminate dividends payable to our common shareholders

Bermuda law and our bye-laws permit our Board of Directors to issue preference shares with dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be determined by resolution of the board without shareholder approval. Such preference shares could have terms that provide for the payment of dividends prior to the payment of dividends in respect of the common shares. As a result, the issuance of these preference shares could reduce or eliminate dividends payable to common shareholders.

Our bye-laws restrict shareholders from bringing certain legal action against our officers and directors

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

We have anti-takeover provisions in our bye-laws that may discourage a change of control

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions provide for:

- a classified Board of Directors with staggered three-year terms, elected without cumulative voting;

- directors can only be removed for cause and only with the affirmative vote of holders of at least 80% of the common shares issued and outstanding;

- advance notice for nominations of directors by shareholders and for shareholders to include matters to be considered at annual meetings;

- our Board of Directors to determine the powers, preferences and rights of our preference shares and to issue the preference shares without shareholder approval; and

- a requirement that amalgamations, sales of assets and certain other transactions with persons owning 15% or more of our voting securities, which we refer to as interested shareholders, be approved by holders of at least 66% of our issued and outstanding voting shares not owned by the interested shareholder, subject to certain exceptions.

These provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

Industry Specific Risk Factors

The highly cyclical nature of the tanker industry may lead to volatile changes in charter rates and vessel values which may adversely affect our earnings

If the tanker industry, which has been highly cyclical, is depressed in the future when our Charters expire or at a time when we may want to sell a Vessel, our earnings and available cash flow may decrease. Our ability to re-charter our Vessels on the expiration or termination of the Charters and the charter rates that we may receive under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market at that time.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. For example, charter rates and vessel values were at a high level during 2004. Charter rates declined from that high level during 2005, and 2006, and have remained at these lower rates during 2007. There can be no assurance that charter rates and Vessel values will not decline further in the future.

Our Vessels are operated under time charters with the Charterers. We receive a fixed minimum daily base charter rate and may receive Additional Hire under the Charters. Additional Hire is not guaranteed under our Charters. Additional Hire, if any, is paid quarterly in arrears. The amount of Additional Hire is subject to variation depending on the charterhire received by the Charterers under time charters, spot charters and on general tanker market conditions. The amount of Additional Hire that we may earn is based on a formula of notional voyages and expenses on routes that we agreed to with the Charterers. The payment of Additional Hire, if any, has no correlation to our potential future time charter equivalent earnings. If a Vessel is off-hire, that Vessel is not eligible to earn Additional Hire during the off-hire period. We cannot assure you that we will receive Additional Hire for any quarter, except during the remaining term of the Sun International sub-charter for the *Stena Vision* which is due to expire within 30 days of July 31, 2008.

Factors beyond our control may adversely affect the value of our Vessels

The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable and may adversely affect the value of our Vessels. The factors that influence the demand for tanker capacity include:

- demand for oil and oil products, which affect the need for tanker capacity;
- global and regional economic and political conditions which among other things, could impact the supply of oil as well as trading patterns and the demand for various types of vessels;
- changes in the production of crude oil, particularly by OPEC and other key producers, which impact the need for tanker capacity;
- developments in international trade;
- changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;
- environmental concerns and regulations;
- weather; and
- competition from alternative sources of energy.

The factors that influence the supply of tanker capacity include:

- the number of newbuilding deliveries;
- restrictions on vessels from entering into certain trades based upon their age, safety or other factors;
- the scrapping rate of older vessels; and
- the number of vessels that are out of service.

An over supply of new vessels may adversely affect charter rates and vessel values

If the number of new ships delivered exceeds the number of tankers being scrapped and lost, tanker capacity will increase. In addition, according to Clarkson Research Studies Ltd., the total newbuilding order book for vessels with capacity of 20,000 dwt or more scheduled to enter the fleet through 2010 currently equals 29% of the existing fleet and we cannot assure you that the order book will not increase further in proportion to the existing fleet. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline and the value of our Vessels could be adversely affected.

Terrorist attacks and international hostilities can affect the tanker industry, which could adversely affect our business

Additional attacks like those of September 11, 2001 or longer-lasting war or international hostilities, including those currently underway in Iraq and the Middle East, could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect our ability to re-charter our Vessels on the expiration or termination of the Charters and the charter rates payable under any renewal or replacement charters. We conduct our operations outside the United States, and our business, financial condition and results of operations may be adversely affected by changing economic, political and government conditions in the countries and regions where our Vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

The value of our Vessels may fluctuate and adversely affect our liquidity and may result in breaches under our secured credit facility

Tanker values have generally experienced high volatility. Investors can expect the fair market value of our tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels and other modes of transportation. In addition, although our Panamax and Product tankers were built in 2004 and 2005 and our V-MAX tankers were built in 2001, they generally decline in value as they age. These factors will affect the value of our Vessels at the termination of their Charters or earlier at the time of any sale, which during the term of the Charters will require the consent of the Charterer and the lenders under our secured credit facility. Borrowings under our credit agreement bear interest at LIBOR plus a 75 basis points margin, which would increase to 85 basis points if the ratio of the fair market value of the Company's Vessels to the amount outstanding under the loan facility falls below 2.0. The increased interest margin is equivalent to approximately $229,500 per year in increased interest costs in the event the ratio falls below 2.0. In the event of the sale or loss of a Vessel, we might be required to repay a percentage of the loan earlier than we planned or increase our payments under the facility, which could affect our financial condition and ability to make payments to our shareholders. Declining tanker values could adversely affect our ability to refinance our secured credit facility at its maturity in January 2011 and thereby adversely impact our business and operations and liquidity. Due to the cyclical nature of the tanker market, if for any reason we sell tankers at a time when tanker prices have fallen, the sale may be at less than the tanker's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings.

We operate in the highly competitive international tanker market which could affect our position if the Charterers do not renew our Charters

The operation of tanker vessels and transportation of crude oil and petroleum products are extremely competitive. Competition arises primarily from other tanker owners, including major oil companies, as well as independent tanker companies, some of which have substantially larger fleets and substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of our Charters with the Charterers we are not exposed to the risk associated with this competition. However, if the Charterers do not exercise their options to renew the Charters, we will have to compete with other tanker owners, including major oil companies and independent tanker companies for charterers. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets than us, which could result in our achieving lower revenues from our Vessels.

Compliance with environmental laws or regulations may adversely affect our business

The shipping industry is affected by numerous regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. In addition, vessel classification societies also impose significant safety and other requirements on our Vessels. We believe our tankers, two of which were built in 2005, four of which were built in 2004 and two of which were built in 2001, are maintained in compliance with present regulatory and class requirements relevant to areas in which they operate, and are operated in compliance with applicable safety and environmental laws and regulations. However, regulation of tankers, particularly in the areas of safety and environmental impact, may change in the future and require significant capital expenditures be incurred on our Vessels to keep them in compliance. Although the Charterers will be responsible for all capital expenditures required due to changes in law, classification society or regulatory requirements in an amount less than $100,000 per year per Vessel, all other required capital expenditures during the charter period will be split between us and the applicable Charterer based on the remaining charter period and the remaining depreciation period of the Vessel, which is calculated as 25 years from the year the Vessel was built.

The shipping industry has inherent operational risks, which may not be adequately covered by insurance

Our tankers and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, transporting crude oil across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our Vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to the Charterer, which could impair its ability to make payments to us under our Charters.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. Under our ship management agreements, Northern Marine is responsible for obtaining insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew insurances and war risk insurance. Northern Marine has also obtained off-hire insurance in respect of each of our Vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. We cannot assure you that we will be adequately insured against all risks. Under the ship management agreements, Northern Marine performs all technical management, including crewing and providing insurance for a fixed management fee. However, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future in the event our existing Charters are not renewed at the expiration of their terms. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition. In addition, the loss of a Vessel would adversely affect our cash flows and results of operations.

Maritime claimants could arrest our tankers, which could interrupt the Charterers' or our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our Vessels could interrupt the Charterers' or our cash flow and require us to pay a significant amount of money to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another vessel in our fleet.

Governments could requisition our Vessels during a period of war or emergency without adequate compensation

The government of the United Kingdom, the country under which our Bermuda flagged Vessels would fall, could requisition or seize our Vessels. Under requisition for title, a government takes control of a vessel and becomes its owner. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain.

Rising or high oil prices may affect demand for oil, and subsequently demand for oil tankers may fall.

Crude oil and oil products are commodities that experience price volatility. Prices for these commodities are set in an open market. We are an independent transporter of cargoes of crude oil and oil products and have no control over the price of the cargoes that we carry. We depend on circumstances where there are suitable cargoes available for our Vessels to transport. In a rising or high oil price environment, demand for crude oil and oil products may be reduced, which could reduce demand for our tanker Vessels. Such a reduction in demand for our tanker Vessels could adversely affect our results of operations, possibly materially.

Risks Related To Our Common Shares

If a significant number of our common shares are sold in the market, the market price of our common shares could significantly decline, even if our business is doing well

The market price of our common shares could decline due to sales of a large number of shares in the market including sales of shares by our large shareholders, or the perception that these sales could occur. These sales or the perception that these sales could occur could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate.

Concordia, Stena and Fram were not eligible to sell the remaining shares that they held after our initial public offering until their lock-up agreements expired on August 1, 2005. We have entered into registration rights agreements with them that entitle them to have all or a portion of their remaining shares registered for sale in the public market following that lock-up period. In addition, these shares became eligible for sale into the public market pursuant to Rule 144 under the Securities Act on November 10, 2005. Any sales under Rule 144 would be subject to certain volume and manner of sale limitations prescribed by the Rule.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not Applicable.

ITEM 2. *PROPERTIES*

We rent an office that contains approximately 150 square feet of shared office space in Hamilton, Bermuda, which we occupied and began renting in November 2004. The rent arrangement in Bermuda is month to month. We believe our facilities are sufficient to meet our needs for the foreseeable future and, if needed, additional space will be available in the near term at a reasonable cost to us. Our monthly rental costs in Bermuda are $500.

We also rent an office in Westport, Connecticut that contains approximately 400 square feet of office space, which is used by our executive officer. We occupied and began renting the Westport office in July 2005. The rent arrangement in Westport is month to month. We believe our facilities are sufficient to meet our needs for the foreseeable future and, if needed, additional space will be available in the near term at a reasonable cost to us. Our monthly rental costs in Westport are approximately $4,000.

ITEM 3. *LEGAL PROCEEDINGS*

The nature of our business, i.e., the acquisition, chartering and ownership of our Vessels, exposes us to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. Under rules related to maritime proceedings, certain claimants may be entitled to attach charterhire payable to us in certain circumstances. There are no actions or claims pending against us as of the date of this Annual Report on Form 10-K.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

No matters were submitted to a vote of our security holders, through solicitation of proxies or otherwise, during the last quarter of the year ended December 31, 2007.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Price of Arlington Tankers' Common Shares and Related Shareholder Matters

Our common shares are listed on the New York Stock Exchange, under the symbol "ATB." The following table sets forth, for the period indicated, the high and low closing sales prices of our common shares on the New York Stock Exchange.

Fiscal Year Ended December 31, 2007	High	Low
First Quarter (from January 1 to March 31)	$24.08	$22.15
Second Quarter (from April 1 to June 30)	$28.68	$23.51
Third Quarter (from July 1 to September 30)	$29.52	$23.04
Fourth Quarter (from October 1 to December 31)	$25.19	$20.31

Fiscal Year Ended December 31, 2006	High	Low
First Quarter (from January 1 to March 31)	$23.61	$21.61
Second Quarter (from April 1 to June 30)	$23.30	$20.63
Third Quarter (from July 1 to September 30)	$23.37	$21.48
Fourth Quarter (from October 1 to December 31)	$24.15	$22.00

On February 28, 2008, we had approximately 47 shareholders of record. This number does not include beneficial owners for whom shares are held by nominees in street name.

Dividends

We have paid quarterly cash dividends denominated in U.S. dollars to the holders of our common shares since our initial public offering in November 2004 in amounts substantially equal to the charterhire received by us under the Charters, less cash expenses and any cash reserves established by our board of directors. We have generally declared those dividends in January, April, July and October of each year and made payments in the subsequent month. Distributions to shareholders are applied first to retained earnings. When retained earnings are not sufficient, distributions are applied to additional paid-in capital.

There are restrictions that limit our ability to declare dividends, including those established under Bermuda law and under our existing secured credit agreement. The terms of any future indebtedness we may enter into, including indebtedness that refinances our existing secured credit facility, may have stricter restrictions on our ability to pay dividends. Furthermore, higher interest rates or different repayment terms of future indebtedness, such as principal amortization requirements, may reduce the amount of cash that we would have available to pay future dividends. Please see "Item 1A. Risk Factors — We cannot assure you that we will pay any dividends," "— If we cannot refinance our secured credit facility, or in the event of a default under the facility, we may have to sell our Vessels, which may leave no additional funds for distributions to shareholders" and "— We may not be able to recharter our Vessels profitably after they expire, unless they are extended at the option of the Charterers" and the discussion in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Dividend Policy".

In January 2008, we declared a dividend of $0.56 per share, and paid that dividend on February 12, 2008 to shareholders of record as of February 8, 2008. The January 2008 dividend was based on our operating results for the fourth quarter ending December 31, 2007. In that period, we earned Additional Hire of $900,000, including Additional Hire on our V-MAX vessels of approximately $600,000 and Additional Hire of approximately $300,000 on our two Product tankers and our two Panamax tankers that are eligible to earn Additional Hire.

In January 2007, we declared a dividend of $0.57 per share, and paid that dividend on February 12, 2007 to shareholders of record as of February 9, 2007. The January 2007 dividend was based on our operating results for the fourth quarter ending December 31, 2006. In that period, we earned Additional Hire of $1.0 million, including guaranteed Additional Hire on our V-MAX vessels of $600,000 and Additional Hire of $400,000 on our Product and Panamax tankers. In April 2007, we declared a dividend of $0.58 per share, and paid that dividend on May 7, 2007 to shareholders of record as of May 4, 2007. The April 2007 dividend was based on our operating results for the first quarter ending March 31, 2007. In that period, we earned Additional Hire of $1.1 million, including Additional Hire on our V-MAX vessels of $539,000 and Additional Hire of $514,000 on our two Product tankers and our two Panamax tankers that are eligible to earn Additional Hire. In July 2007, we declared a dividend of $0.59 per share, and paid that dividend on August 6, 2007 to shareholders of record as of August 3, 2007. The July 2007 dividend was based on our operating results for the second quarter ending June 30, 2007. In that period, we earned Additional Hire of $1.3 million, including guaranteed Additional Hire on our V-MAX vessels of $545,000 and Additional Hire of $751,000 on our two Product tankers and our two Panamax tankers that are eligible to earn Additional Hire. In October 2007, we declared a dividend of $0.59 per share, and paid that dividend on November 6, 2007 to shareholders of record as of November 2, 2007. The October 2007 dividend was based on our operating results for the third quarter ending September 30, 2007. In that period, we earned Additional Hire of $1.0 million, including Additional Hire on our V-MAX vessels of approximately $600,000 and Additional Hire of approximately $400,000 on our two Product tankers and our two Panamax tankers that are eligible to earn Additional Hire.

In January 2006, we declared a dividend of $0.53 per share, and paid that dividend on February 9, 2006 to shareholders of record as of February 7, 2006. The January 2006 dividend was based on our operating results for the fourth quarter ending December 31, 2005. In that period, we earned Additional Hire of $1.6 million, including Additional Hire on our V-MAX vessels of $654,000 and Additional Hire of $946,000 on our Product and Panamax tankers. In April 2006, we declared a dividend of $0.57 per share. That dividend was paid on May 9, 2006 to our shareholders of record on May 5, 2006. The April 2006 dividend was based on our operating results for the first quarter ending March 31, 2006. In that period, we earned Additional Hire of $1.4 million, including Additional Hire on our V-MAX vessels of $600,000 and Additional Hire of $800,000 on our Product and Panamax tankers. In July 2006, we declared a dividend of $0.59 per share. That dividend was paid on August 8, 2006 to our shareholders of record as of August 4, 2006. The July 2006 dividend was based on our operating results for the second quarter ending June 30, 2006. In that period, we earned Additional Hire of $1.3 million, including Additional Hire on our V-MAX vessels of $600,000 and Additional Hire of $700,000 on our Product and Panamax tankers. In October 2006, we declared a dividend of $0.60 per share. That dividend was paid on November 7, 2006 to our shareholders of record as of November 3, 2006. The October 2006 dividend was based on our operating results for the third quarter ending September 30, 2006. In that period, we earned Additional Hire of $1.4 million, including Additional Hire on our V-MAX vessels of $600,000 and Additional Hire of $800,000 on our Product and Panamax tankers.

Recent Sales of Unregistered Securities; Uses of Proceeds From Registered Securities

Not applicable.

ITEM 6. *SELECTED FINANCIAL DATA*

The following selected financial and other data summarizes our historical financial and other information. We have derived the selected statement of operations data set forth below for the years ended December 31, 2007, 2006, and 2005 and the selected balance sheet data as of December 31, 2007 and 2006 from the audited consolidated financial statements included in this Annual Report on Form 10-K. We have derived the selected financial data for prior periods from audited financial statements that are not included in this report. For the year ended December 31, 2004, our audited consolidated financial statements include the predecessor combined carve-out financial statements of Concordia Maritime AB (publ), or Concordia, and Stena AB (publ), or Stena, for the period January 1, 2004 through November 9, 2004 and the results of operations of Arlington Tankers and its wholly owned subsidiaries for the 51 days from November 10, 2004 through December 31, 2004. For the year ended December 31, 2003 the consolidated financial statements represent the predecessor combined carve-out financial statements. The selected carve-out financial data presented below is not indicative of the results we would have achieved had we operated as an independent public company for any period presented. Furthermore, our historical results for any prior period are not necessarily indicative of results to be expected for any future period and our historical results for any interim period are not indicative of results to be expected for a full fiscal year. This information should be read in conjunction with our "Item 1A. Risk Factors," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included in "Item 8. Financial Statements and Supplementary Data" set forth in this report.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands of $, except per share data)				
Selected statement of operations data:					
Total operating revenues, net	$ 70,198	$ 69,435	$ 55,455	$ 57,958	$ 28,838
Total operating expenses	(38,086)	(37,329)	(28,904)	(30,672)	(14,405)
Operating income	32,112	32,106	26,551	27,286	14,433
Net income	11,706	21,464	21,913	20,351	5,913
Earnings per common share — basic and diluted	$ 0.76	$ 1.38	$ 1.41	$ 0.28(1)	—
Cash dividend per share earned during the year	$ 2.33	$ 2.33	$ 2.11	$ 0.39(1)	—
Cash dividend per share declared during the year	$ 2.32	$ 2.29	$ 1.97	—	—
Selected balance sheet data (at end of period):					
Cash and cash equivalents	6,274	3,210	11,839	5,960	1,194
Newbuildings	—	—	—	—	36,185
Vessels, net	329,330	344,973	269,031	281,441	154,465
Total assets	349,309	363,409	286,447	292,850	192,416
Amount due to Concordia, current	—	—	—	—	45,899
Long term liabilities	229,500	229,500	137,160	135,000	130,317
Combined predecessor equity	—	—	—	—	15,710
Shareholders' equity	106,212	130,620	144,651	154,487	—
Selected cash flow data:					
Net cash provided by operating activities	38,679	34,866	35,314	31,820	15,375
Net cash (used in) investing activities	500	(102,500)	(2,500)	(102,212)	(36,488)
Net cash provided by (used in) financing activities	(36,115)	59,005	(26,935)	75,158	21,717
Selected fleet data (end of period):					
Number of tankers owned	8	8	6	6	2

(1) The earnings per share and dividend per share earned during the year 2004 represent the period from November 10, 2004 through December 31, 2004.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, and the related notes, and the other financial and other information included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based on assumptions about our future business. Our actual results will likely differ from those contained in the forward-looking statements and such differences may be material. This Annual Report on Form 10-K contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular in this "Item 7. Management's Discussions and Analysis of Financial Condition and Results of Operations." When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

- future operating or financial results;
- future payments of quarterly dividends and the availability of cash for payment of quarterly dividends;
- statements about future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;
- statements about tanker market trends, including charter rates and factors affecting vessel supply and demand;
- expectations about the availability of vessels to purchase, the time which it may take to construct new vessels, or vessels' useful lives; and
- our ability to repay our secured secured credit facility at maturity, to obtain additional financing and to obtain replacement charters for our Vessels.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, the factors described in Part I, Item 1A below under the heading "Risk Factors" and the factors otherwise referenced in this report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included herein. We do not intend, and do not assume any obligation, to update these forward-looking statements.

Overview

We are an international seaborne transporter of crude oil and petroleum products. We were incorporated in September 2004 under the laws of Bermuda. We were originally a jointly owned subsidiary of Stena AB (publ), or Stena, and Concordia Maritime AB (publ), or Concordia.

In November 2004, we completed our initial public offering and acquired our six Initial Vessels, consisting of two V-MAX tankers, two Panamax tankers and two Product tankers. The total purchase price for the Initial Vessels equaled approximately $426.5 million, consisting of $345.5 million in cash and 4,050,000 common shares that we issued to subsidiaries of Concordia and Stena and two companies owned jointly by Stena and Fram. We financed the cash portion of the purchase price through our initial public offering and borrowings under a secured credit facility. The 4,050,000 shares issued to the sellers were valued at $81 million, based on the initial public offering price of $20.00 per share. An aggregate of 1,717,500 of the shares issued to the vessel sellers were sold in our initial public offering in connection with the underwriters' exercise of their over-allotment option. We did not receive any proceeds from the sale of these shares.

Effective November 10, 2004, we chartered our six Initial Vessels to subsidiaries of Stena and Concordia under fixed rate charters. Under the charters, we receive fixed Basic Hire in amounts that increase annually at a rate equal to the annual increase in the fees payable under our ship management agreements described below. Furthermore, in addition to the fixed rate Basic Hire, each of our Initial Vessels has the possibility of receiving Additional Hire from the Charterers through profit sharing arrangements related to the performance of the tanker markets on specified geographic routes, or from actual time charter rates. Additional Hire is not guaranteed, except for the Additional Hire related to the Sun International sub-charters, and correlates to weighted average historical voyage rates for the specified routes. The charters contain options on the part of the Charterers to extend the terms of the charters. Stena and Concordia have each agreed to guarantee the obligations of their respective subsidiaries under the charters.

Effective November 10, 2004, we have also entered into ship management agreements with Northern Marine. The ship management agreements provide for the technical management of our Vessels. Under the ship management agreements, we have agreed to pay Northern Marine a flat fee per day per Vessel, which increases 5% every year.

As a result of our entering into the Charters, our revenues since November 2004 have been generated from charter payments made to us by the Charterers. As a result of our entering into the ship management agreements, our Vessel operating expenses for the Vessels are fixed, increasing 5% annually. These arrangements are designed to provide us with stable and generally predictable cash flow and reduce our exposure to volatility in the spot markets for the Vessels.

On December 12, 2005, we entered into a five-year credit agreement with The Royal Bank of Scotland plc. The credit agreement provides for a credit facility of up to $229.5 million. The purpose of the credit agreement was to (1) refinance the indebtedness under our $135 million debt facility with a group of banks for which Fortis Bank (Nederland) N.V. acted as agent, (2) finance the purchase price of the two Additional Vessels from the subsidiaries of Stena and (3) general corporate purposes. We completed the refinancing of our previous debt facility in December 2005 and completed the Additional Vessel acquisition in January 2006. The credit agreement matures on January 5, 2011. All amounts outstanding under the credit agreement must be repaid on that maturity date. There is no principal amortization prior to maturity. Borrowings under the credit agreement bear interest at LIBOR plus a margin of 75 basis points. The margin would increase to 85 basis points if the ratio of the fair market value of our Vessels to the amount outstanding under the loan facility falls below 2.0. The increased interest margin is equivalent to approximately $229,500 per year in increased interest costs in the event the ratio falls below 2.0. In connection with the credit agreement, we entered into an interest rate swap agreement with The Royal Bank of Scotland. As a result of this swap, we effectively fixed the interest rate on the loan agreement at 5.7325%. The net annual cash interest costs will approximate 5.38% due to the cash benefit that we received in December 2005 from the termination of a swap with Fortis Bank of $4.8 million. That cash benefit has been designated by our Board of Directors to offset the higher interest costs over the life of the $229.5 million credit facility.

On January 5, 2006, we entered into a series of agreements with Stena Bulk, Northern Marine and Stena Maritime, which we refer to as the Stena Parties, pursuant to which we, through wholly owned subsidiaries, completed the purchase of the Additional Vessels from subsidiaries of Stena Maritime for a purchase price per Vessel of $46 million. In connection with the acquisition of the Additional Vessels from the Stena Parties we also entered into certain related agreements and amended certain of the agreements related to the Initial Vessels. At the closing of the acquisition, our subsidiaries that purchased the Additional Vessels and Stena Bulk entered into time charter parties. Under the time charter parties, which are substantially similar to the time charter parties that our subsidiaries have entered into for the Initial Vessels, our subsidiaries that purchased the Additional Vessels time chartered the Additional Vessels to Stena Bulk for an initial period of three years at the fixed daily Basic Hire. At the end of the initial three-year period, both we and Stena Bulk have the option to extend the time charters on a vessel-by-vessel basis for an additional 30 months, at the fixed daily Basic Hire. If Stena Bulk exercises this option, there will be an Additional Hire provision during the 30-month period. If we exercise this option, there will be no Additional Hire arrangement. Furthermore, if Stena Bulk exercises the 30-month option, there will be two additional one-year options, exercisable by Stena Bulk, at the fixed daily Basic Hire set forth below, but without an Additional Hire provision.

At the closing of the acquisition, the time charter parties for our existing Product tankers and Panamax tankers were amended. These amendments modified the charter periods for our previously acquired Product tankers and Panamax tankers and provided certain changes to the calculation of Additional Hire under these Time Charter Parties. The amendments to the terms of the Charters provided that (1) the five-year fixed term for one of the Product tankers (*Stena Consul*) and one of the Panamax tankers (*Stena Compatriot*) was extended to November 2010, followed by three one-year options exercisable by Stena Bulk and (2) the five-year fixed term for one of the Product tankers (*Stena Concord*) and one of the Panamax tankers (*Stena Companion*) was reduced to a November 2008 expiration date, followed by three one-year options exercisable by Stena Bulk. The term of the charters for the V-MAX tankers were not amended. The amendments to the Additional Hire provisions provided for certain favorable adjustments to fuel consumption metrics used in the calculation of Additional Hire for the Product tankers and Panamax tankers.

At the closing of the acquisition, the ship management agreements for our Initial Vessels were also amended. These amendments modified the provisions relating to drydocking of the Vessels. Specifically, the amendments provided that all drydockings during the term of the ship management agreements are to be at the sole cost and expense of Northern Marine. In addition, Northern Marine agreed to conduct at least one mid-period drydocking for each Product tanker and Panamax tanker prior to redelivery of such Vessels. Furthermore, upon redelivery of the Vessels to us at the expiration of the ship management agreements, Northern Marine has agreed to pay to us a drydocking provision for each day from the completion of the last special survey drydocking during the term of the applicable ship management agreement (or if no special survey occurs during the term of such agreement, from the date of commencement of such agreement), to date of redelivery at the daily rates specified in the ship management agreements.

Factors Affecting Our Results of Operations and Cash Available for Dividends

The principal factors that have affected our results of operations, financial position and cash available for dividends since November, 2004, and that we expect to affect our future results of operations, financial position and cash available for dividends include:

- the Basic Hire paid to us under our Charters;
- the amount of Additional Hire, if any, that we receive under our Charters;
- fees under the ship management agreements;
- depreciation;
- administrative and other expenses;
- interest expense, net of the cash benefit from the net gain realized from the termination of an interest rate swap;
- any loss of any Vessel;
- required capital expenditures;
- any cash reserves established by our board of directors;
- any change in our dividend policy; and
- increased borrowings or future issuances of securities.

We derive our revenues from our long term fixed rate time charters with the Charterers. Our Vessels are time chartered to the Charterers under the Charters. Under a time charter, the charterer pays substantially all of the voyage expenses, but the vessel owner pays the vessel operating expenses. In the case of a spot market charter, the vessel owner pays both the voyage expenses and the vessel operating expenses. Vessel operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance. Voyage expenses are fuel costs and port charges. See "Item 1. Business — Charter Arrangements" for more information regarding the charters.

Our ability to earn Additional Hire under our Charters will depend on whether the Charterers operate the Vessels under time charters or in the spot market and the relative freight rates in each market. We will continue to earn guaranteed Additional Hire under our V-MAX tanker Charters while those Vessels remain sub-chartered by subsidiaries of Concordia to Sun International. We also expect to earn Additional Hire from the sub-charters of our V-MAX tankers to subsidiaries of Litasco, so long as those Vessels are in service. With respect to our other Vessels, our ability to earn Additional Hire will depend on market conditions in the tanker industry, which has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tankers and the demand for oil transportation services. Our expenses consist primarily of fees under our ship management agreements, depreciation, administrative expenses and interest expense.

Our Vessel owning subsidiaries have entered into ship management agreements with Northern Marine under which Northern Marine is responsible for all technical management of the Vessels, including crewing, maintenance, repair, drydockings, Vessel taxes, insurance and other Vessel operating and voyage expenses. Under these agreements we pay a fixed daily fee for each Vessel which increases 5% annually. See "Item 1. Business — Ship Management Agreements" for more information regarding our ship management agreements.

Depreciation is the periodic cost charged to our income for the reduction in usefulness and long term value of our Vessels. No charge is made for depreciation of Vessels until they are delivered. We depreciate the cost of our Vessels less salvage value over 25 years on a straight-line basis. Including depreciation on the two new Product tankers that we purchased on January 5, 2006, we estimate that depreciation will be approximately $15.7 million per year.

Administrative expenses include salaries and other employee related costs, office rents, legal and professional fees and other general administrative expenses. Based on our current activities we estimate that our administrative expenses will be approximately $2.4 to $2.5 million in 2008.

Our interest expense prior to December 21, 2005 represented interest expense under our old credit facility. Subsequent to December 21, 2005, we began to incur interest expense under our $229.5 million credit facility, which matures in January 2011. By entering into an interest rate swap agreement, we effectively fixed the interest rate under the facility at approximately 5.7325% per year. In December 2005 as a result of terminating an interest rate swap and debt facility with a group of banks led by Fortis Bank N.V., we realized a net gain on the termination of the swap and debt facility of $4.055 million. The cash proceeds from the termination of the swap was $4.8 million. Our Board has designated the $4.8 million benefit from the Fortis swap as an offset to the interest costs of the secured credit facility. Accordingly, we estimate that interest expense under the secured credit facility will be approximately $13.3 million per year, and that approximately $1 million per year of interest expense will be offset by the benefit from the termination of the Fortis swap.

We anticipate that we will seek to refinance our secured credit facility at or prior to its maturity. There can be no assurance that we will be able to do so on acceptable terms. Interest rates may be higher than current rates at the time we seek to refinance our secured credit facility and the prevailing market terms for loans such as the type we would need to refinance our secured credit may require periodic payments to amortize the outstanding principal. Such higher rates, principal amortization requirements or other terms could prevent our ability to complete a refinancing or could adversely impact our future results, including the amount of cash available for future dividends. Please see "Item 1A. Risk Factors — We cannot assure you that we will pay any dividends," "— If we cannot refinance our secured credit facility, or in the event of a default under the facility, we may have to sell our Vessels, which may leave no additional funds for distributions to shareholders" and "— We may not be able to recharter our Vessels profitably after they expire, unless they are extended at the option of the Charterers."

The Charterers pay us Basic Hire monthly in advance and Additional Hire, if any, quarterly in arrears. We pay Northern Marine the ship management fees monthly in advance. We pay interest under our credit agreement quarterly in arrears.

Although inflation has had a moderate impact on our Vessel operating expenses and corporate overhead, our management does not consider inflation to be a significant risk in the current and foreseeable economic environment. Because substantially all of our revenues and expenses are denominated in U.S. dollars, we do not expect foreign exchange fluctuations to have a significant effect on our future results of operations.

Critical Accounting Policies And Estimates

Our accounting policies are more fully described in Note 2 to the Notes to Condensed Consolidated Financial Statements included elsewhere in this report. As disclosed in Note 2 to the Notes to Consolidated Financial Statements, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic and industry conditions, present and expected conditions in the financial markets, and in some cases, the credit worthiness of counterparties to contracts. We regularly reevaluate these significant factors and make adjustments where facts and circumstances dictate. The following is a discussion of the accounting policies that we apply and that we consider to involve a higher degree of judgment in their application.

Revenue Recognition

Revenues are generated from time charters and the spot market. Charter revenues are earned over the term of the charter as the service is provided. Probable losses on voyages are provided for in full at the time such losses can be estimated.

Vessels, Depreciation and Impairment

Our Vessels represent our most significant assets and we state them at cost less accumulated depreciation. Depreciation of our Vessels is computed using the straight-line method over their estimated useful lives of 25 years. This is a common life expectancy applied in the shipping industry. Significant vessel improvement costs are capitalized as additions to the vessel rather than being expensed as a repair and maintenance activity. Should certain factors or circumstances cause us to revise our estimate of vessel service lives, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

We review long-lived assets used in our business on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. We assess recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future undiscounted net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and its fair value. We estimate fair value based on independent appraisals, sales price negotiations, active markets, if available, and projected future cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value using these methods is subject to numerous uncertainties which require our significant judgment when making assumptions of revenues, operating costs, selling and administrative expenses, interest rates and general economic business conditions, among other factors.

Results of Operations

Year Ended December 31, 2007 Compared To Year Ended December 31, 2006

Total operating revenues, net

Total operating revenues were $70.2 million in 2007 compared to $69.4 million in 2006. The 2007 revenues consisted of $65.9 million in Basic Hire, $2.3 million in Additional Hire related to the V-MAX vessels and $2.0 million of Additional Hire revenues related to profit sharing arrangements for the other eligible vessels. The 2007 revenues were about the same as the 2006 revenues reflecting slightly higher Basic Higher revenues in 2007, offset by slightly lower Additional Hire revenues. We expect that revenues related to Basic Hire and Additional Hire related to the V-MAX vessels will be slightly higher in 2008 at approximately $69.9 million.

The Vessels were effectively off-hire for a combined total of 40 days in each of 2007 and 2006. The off-hire amount of five days per vessel per annum is guaranteed through the management agreements with Northern Marine.

Total Vessel operating expenses

Total Vessel operating expenses were $20.0 million in 2007 compared to $18.6 million in 2006. The increase in Vessel operating expenses in 2007 reflects a 5% increase in the vessel management fees under the vessel management agreements with Northern Marine. We expect Vessel operating expenses to increase in 2008 to approximately $21.2 million principally due to the 5% annual contractual increase in vessel management fees to Northern Marine.

Depreciation

Depreciation was $15.6 million in 2007 and $16.1 million in 2006. The decrease in depreciation is attributed to a revision in the estimated salvage value for the Vessels in the fleet. We estimate that depreciation in 2008 will be approximately $15.8 million.

Administrative expenses

Administrative expenses were $2.5 million in 2007 compared to $2.7 million in 2006. The decrease in administrative expenses is primarily attributed to higher expenses incurred in 2006 in connection with our purchase of two additional vessels and legal and accounting fees related to the "universal shelf" Registration Statement on Form S-3 that we filed in November 2006. We estimate that administrative expenses for 2008 will be approximately $2.4 — $2.5 million.

Other expenses, net

Other expenses net represents interest expense, net of interest income and other financial items, including the unrealized gain or loss on the fair value of an interest rate swap for our $229.5 million secured credit facility. Other expenses, net were $20.4 million in 2007 compared to $10.6 million in 2006. The 2007 amount includes interest expense of $13.7 million and an unrealized loss of $7.5 million on the fair value of the interest rate swap on our $229.5 secured credit facility, offset by $828,000 of interest income. The increase in other expenses, net of $9.8 million over 2006 is entirely attributed to the change in fair value of an interest rate swap on our $229.5 million secured credit facility, which was an unrealized gain of $2.2 million in 2006 and an unrealized loss of $7.5 million in 2007.

With respect to our $229.5 secured credit facility, by entering into an interest rate swap agreement, we have effectively fixed the interest rate under the facility at 5.7325% for the five-year term. We estimate that interest expense under the facility will be approximately $13.3 million per year. Our Board of Directors has designated the $4.8 million cash benefit from the termination of interest rate swap to offset the interest costs under the secured credit facility. We expect to offset the higher interest costs each quarter through our cash dividend distribution of a pro rata portion of the $4.8 million (approximately $240,000 per quarter) benefit from the interest rate swap. As a result of the prorated benefit from the termination of the interest rate swap, we expect our cash interest costs per year to approximate $12.3 million. Because substantially all of our revenues and expenses are denominated in U.S. dollars, we do not expect foreign exchange fluctuations to have a significant effect on our future results of operations.

Year Ended December 31, 2006 Compared To Year Ended December 31, 2005

Total operating revenues, net

Total operating revenues were $69.4 million in 2006 compared to $55.5 million in 2005. The 2006 revenues consisted of $64.3 million in Basic Hire, $2.4 million in guaranteed Additional Hire related to the V-MAX vessels and $2.7 million of Additional Hire revenues related to profit sharing arrangements for other eligible Vessels. The 2006 revenues were higher than 2005 principally due to the purchase of the two Additional Vessels in January 2006.

The Vessels were effectively off-hire for a combined total of 40 days in 2006, which compares to 30 off-hire days in 2005. The off-hire amount of five days per vessel per annum is guaranteed through the management agreements with Northern Marine.

Total Vessel operating expenses

Total Vessel operating expenses were $18.6 million in 2006 compared to $14.0 million in 2005. The increase in Vessel operating expenses in 2006 reflects the additional costs associated with the two Additional Vessels purchased in January 2006 and a 5% increase in the vessel management fees for the Initial Vessels under the vessel management agreements with Northern Marine.

Depreciation

Depreciation was $16.1 million in 2006 and $12.4 million in 2005. The increase in depreciation is attributed to the addition of the two Additional Vessels purchased in January 2006.

Administrative expenses

Administrative expenses were $2.7 million in 2006 compared to $2.5 million in 2005. The increase in administrative expenses is primarily attributed to higher administrative fees related to the purchase of the two additional vessels in January 2006, legal and accounting fees related to the "universal shelf" Registration Statement on Form S-3 that we filed in November 2006 and higher compensation costs related to executive bonuses earned in 2006.

Other expenses, net

Other expenses net represents interest expense, net of interest income and other financial items, including the gain on the termination of an interest rate swap, as well as the unrealized loss on the fair value of an interest rate swap for our $229.5 million secured credit facility. Other expenses, net were $10.6 million in 2006 compared to $4.6 million in 2005. The 2006 amount includes interest expense of $13.6 million offset by $734,000 of interest income and an unrealized gain of $2.2 million of the fair value of an interest rate swap on our $229.5 secured credit facility. The increase in other expenses, net of $6.0 million over 2005 is attributed to $6.9 million in higher interest expense associated with our $229.5 million term secured credit facility offset by a net gain of $4.1 million realized in 2005 on the termination of the interest rate swap and debt facility with Fortis Bank N.V., an improvement of $2.2 million in the fair value of our interest rate swap, and a $500,000 increase in interest income.

Liquidity and Capital Resources

We operate in a capital intensive industry. Our liquidity requirements relate to our operating expenses, including payments under our ship management agreements, quarterly payments of interest and the payment of principal at maturity under our $229.5 million secured credit facility and maintaining cash reserves to provide for contingencies.

In December 2005, we entered into a five-year term loan agreement with The Royal Bank of Scotland. The term loan agreement provides for a facility of $229.5 million. The purpose of the term loan agreement was to (1) refinance our existing indebtedness, (2) finance the purchase price of two Product tankers from Stena and (3) general corporate purposes. We completed the refinancing of our indebtedness in December 2005 and completed the Additional Vessel acquisition in January 2006. The term loan agreement matures on January 5, 2011. All amounts outstanding under the term loan agreement must be repaid on that maturity date. There is no principal amortization prior to maturity. Borrowings under the term loan agreement bear interest at LIBOR plus a margin of 75 basis points. The margin would increase to 85 basis points if the ratio of the fair market value of the Company's Vessels to the amount outstanding under the loan facility falls below 2.0, which we refer to as the Ratio. The increased interest margin is equivalent to approximately $229,500 per year in increased interest costs in the event the Ratio falls below 2.0. In connection with the term loan agreement, we have entered into an interest rate swap agreement with The Royal Bank of Scotland. As a result of this swap, we effectively fixed the interest rate on the term loan agreement at 5.7325%. The annual cash interest costs will approximate 5.38% due to the cash benefit that we received in December 2005 from the $4.8 million termination of a prior swap. That cash benefit has been designated by the Board of Directors to offset the higher interest costs over the life of the $229.5 million credit facility. The term loan agreement provides that if at any time the aggregate market value of our Vessels that secure the obligations under the Loan Agreement is less than 125% of the loan amount, we must either provide additional security or prepay a portion of the loan to reinstate such percentage. The term loan agreement also contains financial covenants requiring that at the end of each financial quarter (1) our total assets (adjusted to give effect to the market value of the Vessels) less total liabilities is equal to or greater than 30% of such total assets and (2) we have positive working capital.

We had outstanding long term debt of $229.5 million as of December 31, 2007 and December 31, 2006. This amount reflects outstanding borrowings under our secured credit facility, which matures in January 2011. By entering into an interest rate swap agreement, we have effectively fixed the interest rate under the facility at approximately 5.7325% per year.

We anticipate that we will seek to refinance our secured credit facility at or prior to its maturity. There can be no assurance that we will be able to do so on acceptable terms. Interest rates may be higher than current rates at the time we seek to refinance our secured credit facility and the prevailing market terms for loans such as the type we would need to refinance our secured credit may require periodic payments to amortize the outstanding principal. Such higher rates, principal amortization requirements or other terms could prevent our ability to complete a refinancing or could adversely impact our future results, including the amount of cash available for future dividends. Please see "Item 1A. Risk Factors — We cannot assure you that we will pay any dividends," "— If we cannot refinance our secured credit facility, or in the event of a default under the facility, we may have to sell our Vessels, which may leave no additional funds for distributions to shareholders" and "— We may not be able to recharter our Vessels profitably after they expire, unless they are extended at the option of the Charterers."

As of December 31, 2007, we had cash, cash equivalents and short term investments of $18.8 million. Net cash provided by operating activities in 2007 was $38.7 million.

Net cash used in investing activities in 2007 was $500,000. This amount relates to the purchase of $43.4 million in marketable securities in 2007 with a maturity greater than 90 days, offset by the sale of $43.9 million in marketable securities with a maturity greater than 90 days.

Net cash used by financing activities in 2006 was $36.1 million, which consisted entirely of dividend payments made in 2007.

We collect our Basic Hire monthly in advance and pay our ship management fees monthly in advance. We receive Additional Hire payable quarterly in arrears. We expect charter revenues will be sufficient to cover our ship management fees, interest payments, administrative expenses and other costs and to continue to pay quarterly dividends as described below in under the caption Dividend Policy.

We believe that our cash flow from our Charters will be sufficient to fund our interest payments under our secured credit facility and our working capital requirements for the next one to three years. To the extent we pursue additional vessel acquisitions, we will need to obtain additional debt or equity capital. Our longer term liquidity requirements include repayment of the principal balance of our secured credit facility in January 2011. We anticipate requiring new borrowings, issuances of equity, or funds from a combination of these sources to meet this repayment obligation.

Dividend Policy

We have paid quarterly cash dividends on our common shares since our initial public offering in November 2004 in amounts substantially equal to the charterhire received by us under the Charters, less cash expenses and any cash reserves established by our Board of Directors. We have generally declared these dividends in January, April, July and October of each year and made payments in the subsequent month. Distributions to shareholders are applied first to retained earnings. When retained earnings are not sufficient, distributions are applied to additional paid-in capital.

There are restrictions that limit our ability to declare dividends, including those established under Bermuda law and under our existing secured term loan agreement. The terms of any future indebtedness we may enter into, including indebtedness that refinances our existing secured credit facility, may have stricter restrictions on our ability to pay dividends. Furthermore, higher interest rates or different repayment terms of future indebtedness, such as principal amortization requirements, may reduce the amount of cash that we would have available to pay future dividends. In addition to the discussion below, please see "Item 1A. Risk Factors — We cannot assure you that we will pay any dividends," "— If we cannot refinance our secured credit facility, or in the event of a default under the facility, we may have to sell our Vessels, which may leave no additional funds for distributions to shareholders" "— We may not be able to re-charter our Vessels profitably after they expire, unless they are extended at the option of the Charterers."

Under Bermuda law a company may not declare or pay dividends if there are reasonable grounds for believing either that the company is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the sum of its liabilities and its issued share capital, which is the par value of our shares and share premium accounts, which is the amount of consideration paid for the subscription of shares in excess of the par value of those shares. As a result, in future years, if the realizable value of our assets decreases, our ability to pay dividends may require our shareholders to approve resolutions reducing our share premium account by transferring an amount to our contributed surplus account.

The declaration and payment of any dividends must be approved by our Board of Directors. Under the terms of our credit facility, we may not declare or pay any dividends if we are in default under the credit facility.

There can be no assurance that we will not have other cash expenses, including extraordinary expenses, which could include the costs of claims and related litigation expenses. There can be no assurance that we will not have additional expenses or liabilities, that the amounts currently anticipated for the items set forth above will not increase, that we will not have to fund any required capital expenditures for our Vessels or that our Board of Directors will not determine to establish cash reserves. The vessel operating expenses payable under our ship management agreements are fixed over the periods specified in those agreements. However, our cash administrative expenses, primarily related to salaries and benefits, travel and entertainment expenses, office costs, general insurance and other administrative costs, are not fixed, and may increase or decrease each year based on the factors described above in this paragraph.

The table below sets forth amounts that would be available to us for the payment of dividends for each of the fiscal years set forth below assuming that:

- the Basic Hire is paid on all of our Vessels, all of our Vessels are on hire for 360 days per fiscal year and the options to extend the charters are exercised by the Charterers;
- no Additional Hire is paid on our two Panamax Tankers or our two Product Tankers that are eligible to earn Additional Hire;
- the Additional Hire continues to be paid in connection with the sub-charter of the *Stena Vision* to Sun International, which is expected to expire within 30 days of July 31, 2008;
- Additional Hire of approximately $350,000 per Vessel per quarter is paid on the V-MAX Vessels in connection with the Eiger Shipping sub-charters, assuming that the V-MAX Vessels operate for 90 days per quarter (the Eiger Shipping sub-charger for the *Stena Victory* commenced on October 20, 2007 and the Eiger Shippin sub-charter for the *Stena Vision* is expected to commence within 30 days of July 31, 2008);
- the V-MAX Vessels are returned on the notional termination dates of the sub-charter within the 60-day delivery window;
- we have no cash expenses or liabilities other than the ship management agreements, our current directors' fees, the current salaries and benefits of our employees, currently anticipated administrative and other expenses and interest under our secured credit facility;
- we pay no U.S. federal income taxes and minimal U.S. and state payroll taxes;
- we have no requirement to fund any required capital expenditures with respect to our Vessels;

- we do not suffer the loss or constructive loss of any of our Vessels;

- no material cash reserves or requirements are established by the actions of our Board of Directors or management;

- we remain in compliance with our secured credit facility which requires, among other things, that the fair market value of our Vessels exceeds 140% of our borrowings under the facility (or 125% if the loan amount at the time of such dividend all of our Vessels are on time charter for a remaining period of at least 12 months) in order to pay dividends; and

- we do not issue any additional common shares or other securities or borrow any additional funds.

The table below does not reflect non-cash charges that we will incur, primarily depreciation on our Vessels. The timing and amount of dividend payments will be determined by our Board of Directors and will depend on our cash earnings, financial condition, cash requirements and availability and the provisions of Bermuda law affecting the payment of dividends and other factors. The table below does not take into account any expenses we will incur if the subsidiaries of Concordia and Stena and the two companies owned by Stena and Fram exercise their rights to have us register their shares under the registration rights agreement. For an overview of the registration rights agreement, see "Item 3. — Quantitative and Qualitative Disclosures about Market Risk— If a significant number of our common shares are sold in the market, the market price of our common shares could significantly decline, even if our business is doing well."

We cannot assure you that our dividends will in fact be equal to the amounts set forth below. The amount of future dividends set forth in the table below represents only an estimate of future dividends based on the list of assumptions set forth above. The amount of future dividends, if any, could be affected by various factors, including the loss of a Vessel, required capital expenditures, cash reserves established by our Board of Directors, increased or unanticipated expenses, a change in our dividend policy, increased borrowings, more restrictive debt covenants, higher interest rates, principal amortization requirements or future issuances of securities, many of which will be beyond our control. As a result, the amount of dividends actually paid may vary from the amounts currently estimated and such variations may be material. There can be no assurance that any dividends will be paid. See "Item 1A. — Risk Factors — We cannot assure you that we will pay any dividends," "— If we cannot refinance our secured credit facility, or in the event of a default under the facility, we may have to sell our Vessels, which may leave no additional funds for distributions to shareholders" and "— We may not be able to re-charter our Vessels profitably after they expire, unless they are extended at the option of the Charterers."

The following table sets forth:

- the amount of cash that was available for dividends in the fiscal year ended December 31, 2007; and

- based on the assumptions and the other matters in the preceding paragraphs, our estimate of the amount of cash likely to be available for dividends for each of the 2008, 2009, and 2010 fiscal years.

	2007	2008	2009	2010
	(In millions of dollars, except per share amounts)			
Basic Hire(1)	$ 65.9	$ 66.2	$ 65.3	$ 66.4
V-MAX Additional Hire — Sun International sub-charter(s)(2)	2.0	.5	—	—
V-MAX Additional Hire — Eiger Shipping sub-charters(3)	.3	2.2	2.6	.8
Additional Hire — Panamax and Product tankers(4)	2.0	—	—	—
Vessel operating expenses	(20.0)	(20.3)	(21.2)	(22.3)
Cash administrative expenses(5)	(2.2)	(2.4)	(2.5)	(2.5)
Cash interest costs(6)	(12.0)	(12.3)	(12.3)	(12.3)
Cash available for dividends	36.1	33.9	31.8	30.1
Estimated dividends per share(7)	$ 2.32	$ 2.19	$ 2.05	$ 1.94

(1) Basic Hire revenues for 2008, 2009 and 2010 assume that options available under the charter contracts are exercised by the Charterer. Basic Hire reflected in the above table includes $700,000 of revenue in 2008, $28.8 million of revenue in 2009, and $56.0 million of revenues in 2010 arising from such option exercises.

(2) The sub-charter with Sun International for the *Stena* Victory expired on October 20, 2007. The Additional Hire revenue associated with the ongoing sub-charter of the *Stena* Vision to Sun International is guaranteed, meaning that we will be paid the Additional Hire revenue by Concordia whether the V-MAX tanker is in service or not in service, during the term of the sub-charter. The sub-charter with Sun International for the *Stena Vision* is due to expire within 30 days of July 31, 2008. Our estimate above reflects guaranteed V-MAX Additional Hire revenue from Sun International sub-charter through July 31, 2008.

(3) Immediately following the expiration of the sub-charter of the *Stena Victory* with Sun International, that Vessel commenced operating under a new sub-charter agreement with Eiger Shipping. In addition, immediately following the expiration of the sub-charter of the *Stena Vision* with Sun International, we expect that Vessel to commence operating under a new sub-charter agreement with Eiger Shipping. During the term of these new sub-charters, we will continue to earn guaranteed Basic Hire from Concordia and we will also earn Additional Hire under the profit sharing provisions of the Charters. Additional Hire for the V-MAX tankers under the new sub-charters will be based on a fixed time charter hire payable by Eiger Shipping to Concordia under the sub-charters and the Additional Hire is not exposed to fluctuations in spot market rates. Additional Hire revenues under these sub-charters are not guaranteed, meaning that we will earn Additional Hire only if the Vessel is in service. The sub-charter for Eiger Shipping related to the *Stena Victory* commenced on October 20, 2007. Our estimated cash available for dividends includes our estimated Additional Hire for the *Stena Victory*, based on the October 20, 2007 commencement date. Our estimated cash available for dividends includes our estimated Additional Hire for the *Stena Vision*, assuming that the Eiger Shipping sub-charter for that Vessel begins on August 1, 2008. While the V-MAX Vessels are sub-chartered to Eiger Shipping, the profit sharing provisions in the Concordia charters are expected to result in Additional Hire revenue of approximately $350,000 per Vessel per quarter, based on the time charter rates under the sub-charters and assuming the Vessels operate 90 days per quarter, in addition to the guaranteed Basic Hire.

(4) Reflects Additional Hire revenues actually earned in 2007 by our two Panamax tankers and our two Product tankers that are eligible to earn Additional Hire. No estimates have been made for 2008, 2009 and 2010 as these Additional Hire revenues are not determinable due to volatility and unpredictability of various factors, including spot market rates which are used to compute Additional Hire revenues.

(5) General and administrative expenses for 2008 through 2010 do not include any cost for executive bonuses, which are primarily performance based.

(6) Cash interest costs reflect the benefit of approximately $1.0 million per year from the 2005 termination of an interest rate swap. The interest expense for each year will be approximately $13.3 million ($229.5 million at 5.7325%).

(7) Based on 15,500,000 issued and outstanding common shares.

Our Secured Credit Facility

The following summary of the material terms of our credit facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of our Term Loan Agreement. For more complete information, you should read the entire Secured Loan Facility Agreement incorporated by reference as an exhibit to this Annual Report on Form 10-K.

On December 12, 2005, we entered into a five-year term loan agreement with The Royal Bank of Scotland plc. The term loan agreement provides for a credit facility of up to $229,500,000. The purpose of the term loan agreement was to (1) refinance our existing indebtedness under our prior debt facility with a group of banks for which Fortis Bank (Nederland) N.V. acted as agent, (2) finance the purchase price of two Additional Vessels from Stena and (3) general corporate purposes. We completed the refinancing of our existing indebtedness of $135 million in December 2005 and completed the Additional Vessel acquisition in January 2006. The term loan agreement matures on January 5, 2011. All amounts outstanding under the term loan agreement must be repaid on that maturity date. There is no principal amortization prior to maturity. Borrowings under the term loan agreement bear interest at LIBOR plus a margin of 75 basis points. The margin would increase to 85 basis points if the ratio of the value of our Vessels to the amount outstanding under the loan facility falls below 2.0. The increased interest margin is equivalent to approximately $229,500 per year in increased interest costs in the event the ratio falls below 2.0. In connection with the term loan agreement, we have entered into an interest rate swap agreement with the Royal Bank of Scotland. As a result of this swap, we effectively fixed the interest rate on the term loan agreement at 5.7325%. The annual cash interest costs will approximate 5.38% due to the benefit that we received from the termination of our interest rate swap with Fortis Bank of $4.8 million that has been designated by the Board of Directors to offset the higher interest costs of the $229.5 million credit facility.

The term loan agreement contains restrictive covenants that prohibit us and our Vessel owning subsidiaries from, among other things: permitting certain liens on assets; selling or otherwise disposing of the our Vessels or selling other assets other than in arm's-length transactions; acquiring assets outside the ordinary course of the our business, other than vessels; merging, amalgamating or entering into similar agreements with other entities; entering into certain types of vessel charters, including time charters or consecutive voyage charters of greater than 13 months (other than the Initial Vessel Charters and the Additional Vessel Charters); de-activating any Vessel; and paying dividends in certain circumstances.

The term loan agreement also contains financial covenants requiring that at the end of each financial quarter (1) our total assets (adjusted to give effect to the market value of the Vessels) less total liabilities is equal to or greater than 30% of such total assets and (2) We have positive working capital. In addition, the Loan Agreement contains covenants with respect to providing financial information to the lenders and the maintenance of insurance on our Vessels.

Events of default under the term loan agreement include, among others, cross defaults to other indebtedness in excess of $1 million, certain change of control of Arlington or our Vessel owning subsidiaries and certain payment breaches under the Charters. The term loan agreement provides that upon the occurrence of an event of default, the lenders may require that all amounts outstanding be repaid immediately and terminate our ability to borrow under the term loan agreement and foreclose on the mortgages over the Vessels and the related collateral.

We anticipate that we will seek to refinance our secured credit facility at or prior to its maturity. There can be no assurance that we will be able to do so on acceptable terms. Interest rates may be higher than current rates at the time we seek to refinance our secured credit facility and the prevailing market terms for loans such as the type we would need to refinance our secured credit may require periodic payments to amortize the outstanding principal. Such higher rates, principal amortization requirements or other terms could prevent our ability to complete a refinancing or could adversely impact our future results, including the amount of cash available for future dividends. Please see "Item 1A. Risk Factors — We cannot assure you that we will pay any dividends," "— If we cannot refinance our secured credit facility, or in the event of a default under the facility, we may have to sell our Vessels, which may leave no additional funds for distributions to shareholders" and "— We may not be able to recharter our Vessels profitably after they expire, unless they are extended at the option of the Charterers."

Long Term Financial Obligations and Other Commercial Obligations

Our long term financial obligations and other commercial obligations as of December 31, 2007 are as follows:

	Payments Due by Period				
Commercial and Contractual Obligations	Total	One Year or Less	2-3 Years	4-5 Years	More Than 5 Years
	(In thousands of $)				
Long term debt, including current maturities	$229,500	—	—	$229,500	—
Interest payments(1)	40,235	13,375	26,677	183	—
Ship management obligations(2)	101,527	20,316	43,613	32,472	5,126
Total	$371,262	$33,691	$70,290	$262,155	5,126

(1) Refers to our expected interest payments over the term of our secured credit facility after entering into swap arrangements at a fixed rate of 5.7325%.

(2) Refers to our fixed daily operating costs for our Vessels under our ship management agreements with Northern Marine, which increase 5% annually. These costs are payable by us monthly in advance. We have assumed that the Charterers will exercise all of their options available under the Charters.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We are exposed to market risk arising from changes in interest rates, primarily resulting from the floating rate of our borrowings. We use interest rate swaps to manage such interest rate risk. We have not entered into any financial instruments for speculative or trading purposes.

The borrowings under our $229.5 million secured credit facility bear interest at LIBOR (reset quarterly) plus a margin of 0.75%. We have entered into an interest rate swap agreement that has effectively fixed the interest rate under the facility at approximately 5.7325% per year. Periodic cash settlements under the swap agreements occur quarterly corresponding with interest payments under the secured credit facility. The unrealized loss on the fair value of the interest rate swap agreement for the twelve months ending December 31, 2007 was $7.5 million.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

ARLINGTON TANKERS LTD.

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Arlington Tankers Ltd.

We have audited the accompanying consolidated balance sheets of Arlington Tankers, Ltd. as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2007. We also have audited Arlington Tankers Ltd.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Arlington Tankers Ltd.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Arlington Tankers Ltd. as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Arlington Tankers Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Moore Stephens, P.C.

New York, New York
March 11, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Arlington Tankers Ltd.

We have audited the accompanying consolidated statements of operations and comprehensive income, shareholders' equity and cash flows of Arlington Tankers Ltd. and its subsidiaries (the "Company") for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Arlington Tankers Ltd. and its subsidiaries for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Stamford, Connecticut
March 10, 2006

ARLINGTON TANKERS LTD.

Consolidated Balance Sheets as of December 31, 2007 and 2006

	December 31, 2007	December 31, 2006
	(In thousands of $, except share and per share amounts)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 6,274	$ 3,210
Short-term investments	12,500	13,000
Prepaid expenses and accrued income	184	208
Other receivables	304	979
Total current assets	19,262	17,397
Vessels, net	329,330	344,973
Deferred debt issuance cost	717	955
Interest rate swap agreement at fair value	—	84
Total assets	$349,309	$363,409
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accrued expenses	$ 451	$ 1,028
Unearned charter revenue	5,693	2,261
Total current liabilities	6,144	3,289
Long term liabilities		
Interest rate swap agreement at fair value	7,453	—
Long term debt	229,500	229,500
Total liabilities	243,097	232,789
Shareholders' equity		
Common shares, par value $0.01 per share, 60,000,000 shares authorized and 15,500,000 issued and outstanding	155	155
Preference shares, par value $0.01 per share, 4,000,000 shares authorized, none issued or outstanding	—	—
Additional paid-in capital	106,734	125,590
Retained earnings (accumulated deficit)	(677)	4,875
Total shareholders' equity	106,212	130,620
Total liabilities and shareholders' equity	$349,309	$363,409

See accompanying notes to these Consolidated Financial Statements.

ARLINGTON TANKERS LTD.

Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2007, 2006 and 2005

	Year Ended December 31,		
	2007	2006	2005
	(In thousands of $, except share and per share amounts)		
Operating revenues			
Charter revenues	$ 70,199	$ 69,435	$ 55,455
Operating expenses			
Vessel operating expenses, other	19,956	18,592	13,999
Depreciation	15,642	16,058	12,411
Administrative expenses	2,488	2,679	2,494
Total operating expenses	38,086	37,329	28,904
Operating income	32,113	32,106	26,551
Other income (expenses)			
Interest income	828	734	233
Interest (expense), other	(13,696)	(13,620)	(6,766)
Unrealized gain (loss) on interest rate swap	(7,538)	2,244	(2,160)
Net gain on termination of interest rate swap and debt facility	—	—	4,055
Other income (expenses), net	(20,406)	(10,642)	(4,638)
Net income	$ 11,707	$ 21,464	$ 21,913
Other comprehensive (loss) income			
Net unrealized gain (loss) on derivative instrument during the year	—	—	(1,214)
Total other comprehensive (loss) income	—	—	(1,214)
Comprehensive income	$ 11,707	$ 21,464	$ 20,699
Earnings per common share — basic and diluted	$ 0.76	$ 1.38	$ 1.41
Weighted average number of shares outstanding — basic and diluted	15,500,000	15,500,000	15,500,000

See accompanying notes to these Consolidated Financial Statements.

ARLINGTON TANKERS LTD.

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2007, 2006 and 2005

	Year Ended December 31,		
	2007	2006	2005
	(In thousands of $)		
SHAREHOLDERS' EQUITY COMMON SHARES			
Balance at the beginning of the year	$ 155	$ 155	$ 155
Shares issued	—	—	—
Repurchase of founder shares	—	—	—
Balance at the end of the year	155	155	155
ADDITIONAL PAID-IN CAPITAL			
Balance at the beginning of the year	125,590	138,038	148,828
Dividend paid in excess of retained earnings	(18,856)	(12,448)	(10,790)
Balance at the end of the year	106,734	125,590	138,038
ACCUMULATED OTHER COMPREHENSIVE INCOME			
Balance at the beginning of the year	—	—	1,214
Reclassification to earnings	—	—	(4,076)
Current period net changes in hedging transactions	—	—	2,862
Other comprehensive income/(loss)	—	—	(1,214)
Balance at the end of the year	—	—	—
RETAINED EARNINGS (ACCUMULATED DEFICIT)			
Balance at the beginning of the year	4,875	6,458	4,290
Net income for 2007, 2006 and 2005	11,707	21,464	21,913
Dividends paid	(17,259)	(23,047)	(19,745)
Balance at the end of the year	(677)	4,875	6,458
Total shareholders' equity	$106,212	$130,620	$144,651

See accompanying notes to these Consolidated Financial Statements.

ARLINGTON TANKERS LTD.

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

	Year Ended December 31,		
	2007	2006	2005
	(In thousands of $)		
Operating activities			
Net income	$ 11,707	$ 21,464	$ 21,913
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	15,642	16,058	12,411
Realized gain from the termination of interest rate swap	—	—	(4,800)
Unrealized (gain)/loss on interest rate swap	7,538	(2,244)	2,160
Amortization of debt issuance costs	238	238	128
Write-off of debt issuance costs	—	—	665
Changes in operating assets and liabilities:			
Prepaid expenses and accrued income	24	75	1,063
Other receivables	675	622	501
Accrued expenses and other current liabilities	(577)	(1,371)	1,076
Unearned revenue	3,432	24	197
Net cash provided by operating activities	38,679	34,866	35,314
Investing activities			
Capital expenditure on vessels	—	(92,000)	—
Sale of short-term investments	43,900	23,900	—
Purchase of short-term investments	(43,400)	(34,400)	(2,500)
Net cash provided by (used in) investing activities	500	(102,500)	(2,500)
Financing activities			
Proceeds from long term debt	—	94,500	135,000
Repayment of long term debt	—	—	(135,000)
Dividend payments from retained earnings	(18,856)	(23,047)	(19,745)
Dividend payments from paid in capital	(17,259)	(12,448)	(10,790)
Proceeds from interest rate swap	—	—	4,800
Increase in debt issuance costs	—	—	(1,200)
Net cash provided by (used in) financing activities	(36,115)	59,005	(26,935)
Net increase/(decrease) in cash	3,064	(8,629)	5,879
Cash and cash equivalents at beginning of year	3,210	11,839	5,960
Cash and cash equivalents at end of year	$ 6,274	$ 3,210	$ 11,839
Supplemental Cash Flow Information Interest paid	$ 13,411	$ 13,190	$ 6,735

See accompanying notes to these Consolidated Financial Statements.

1. GENERAL

Arlington Tankers Ltd. (the "Company" or "Arlington") was incorporated in September 2004 under the laws of Bermuda for the purpose of acquiring six tanker vessels (the "Initial Vessels") consisting of two V-MAX VLCC's from Concordia Maritime AB ("Concordia"), two Product tankers from Stena AB ("Stena"), and two Panamax tankers from subsidiaries of Stena, Concordia and two companies owned 75% by Stena and 25% by Fram Shipping Co. Ltd ("Fram"). In November 2004, the Company completed its initial public offering by issuing and selling to the public 11,450,000 common shares, par value $0.01 per share, at a price to the public of $20.00 per share, raising gross proceeds of $229 million before the deduction of underwriting discounts, commissions and expenses of approximately $17.7 million. Simultaneously, the Company issued a total of 4,050,000 common shares at a price of $20.00 per share to Stena, Concordia and Fram, for total consideration of $81 million, as part of the settlement of the purchase price of the Initial Vessels. On that date the Company also raised $135 million of secured debt (before expenses of approximately $0.8 million) as part of the financing of the Initial Vessels. On acquisition of the Initial Vessels, the excess of the purchase price of $426.5 million over the historical book value of $283.2 million at which the predecessor shareholders carried the Initial Vessels on their books was considered a deemed distribution of $143.3 million to those predecessor shareholders. An aggregate of 1,717,500 of these shares were sold in the initial public offering in connection with the underwriters' exercise of their over-allotment option. The Company did not receive any proceeds from the sale of shares by Stena, Concordia, and Fram. Concurrent with the closing of this initial public offering, the Company completed the acquisition of the Initial Vessels.

In December 2005, the Company entered into a five-year term loan agreement with The Royal Bank of Scotland. The term loan agreement provides for a facility of up to $229.5 million. The purpose of the term loan agreement was to (1) refinance the Company's previous debt facility, (2) finance the purchase price of two new Product tankers from Stena and (3) general corporate purposes. The Company completed the refinancing of its previous debt facility in December 2005 and completed the acquisition of the two Stena Product tankers in January 2006. The term loan agreement matures on January 5, 2011. All amounts outstanding under the term loan agreement must be repaid on that maturity date. There is no principal amortization required prior to maturity. Borrowings under the term loan agreement bear interest at the London Inter-Bank Offer Rate ("LIBOR") plus a margin of 75 basis points. The margin would increase to 85 basis points if the ratio of the fair market value of the Company's Vessels to the amount outstanding under the loan facility falls below 2.0 (the "Ratio"). The increased interest margin is equivalent to approximately $229,500 per year in increased interest costs in the event the Ratio falls below 2.0. In connection with the term loan agreement, the Company entered into an interest rate swap agreement with The Royal Bank of Scotland. As a result of this swap, the Company has effectively fixed the interest rate on the term loan agreement at 5.7325%, or 5.8325% if the Ratio falls below 2.0. The net annual cash interest costs will approximate 5.38% (5.48% if the Ratio falls below 2.0) due to the cash benefit that the Company received in December 2005 from the termination of a swap with Fortis Bank of $4.8 million. That cash benefit has been designated by the Company's Board of Directors to offset the higher annual interest costs over the life of the $229.5 million credit facility.

On January 5, 2006, the Company entered into a series of agreements with certain Stena subsidiaries, Stena Bulk, Northern Marine Management Ltd. ("Northern Marine"), and Stena Maritime (the "Stena Parties"), pursuant to which the Company, through wholly owned subsidiaries, purchased from subsidiaries of Stena Maritime two Product tankers known as the *Stena Concept* and the *Stena Contest* (the "Additional Vessels") for a purchase price per Additional Vessel of $46,000,000. In connection with the acquisition of the Additional Vessels, the Company and the Stena Parties also entered into certain related agreements with the Stena Parties and amended certain of its agreements with the Stena Parties related to the Initial Vessels. At the closing of this acquisition, the Company's subsidiaries that purchased the Additional Vessels and Stena Bulk entered into new time charter party agreements with respect to the Additional Vessels. Under the new time charter parties, which are substantially similar to the time charter parties that the Company's subsidiaries have entered into for the Initial Vessels, the Company's subsidiaries that purchased the Additional Vessels time chartered the Additional Vessels to Stena Bulk for an initial period of three years at the fixed daily Basic Hire without any Additional Hire provision. At the end of the initial three-year period, both the Company and Stena Bulk have the option to extend the time charters on a vessel-by-vessel basis for an additional 30 months, at the fixed daily Basic Hire. If Stena Bulk exercises this option, there will be an Additional Hire provision during the 30-month period. If the Company exercises this option, there will be no Additional Hire arrangement. Furthermore, if Stena Bulk exercises the 30-month option, there will be two additional one-year options, exercisable by Stena Bulk, at the fixed daily Basic Hire set forth below, but without an Additional Hire provision.

At the closing of the acquisition of the Additional Vessels, the time charter parties for the Company's existing Product tankers and Panamax tankers were amended. These amendments modified the charter periods for the Company's previously-acquired Product tankers and Panamax tankers and provided certain changes to the calculation of Additional Hire under these time charter parties. The amendments to the terms of the charters provided that (1) the five-year fixed term for one of the Product tankers (*Stena Consul*) and one of the Panamax tankers (*Stena Compatriot*) were extended to November 2010, followed by three one-year options exercisable by Stena Bulk and (2) the five-year fixed term for one of the Product tankers (*Stena Concord*) and one of the Panamax tankers (*Stena Companion*) were reduced so that it expired in November 2008, followed by three one-year options exercisable by Stena Bulk. The term of the charters for the V-MAX tankers was not amended. The amendments to the Additional Hire provisions provided for certain favorable adjustments to fuel consumption metrics used in the calculation of Additional Hire for the Product tankers and Panamax tankers.

At the closing of the acquisition of the Additional Vessels, the ship management agreements for the Company's Initial Vessels were also amended. These amendments modified the provisions relating to drydocking of the Vessels. Specifically, the amendments provided that all drydockings during the term of the ship management agreements are to be at the sole cost and expense of Northern Marine. In addition, Northern Marine agreed to conduct at least one mid-period drydocking for each Product tanker and Panamax tanker prior to redelivery of such Vessels. Under the terms of the ship management agreements, the cost of these intermediate and special surveys is covered by the vessel management fees that the Company pays to Northern Marine. Upon redelivery of the Vessels to the Company at the expiration of the ship management agreements, Northern Marine has agreed to re-pay to the Company any drydocking provision accrued, but not used, from the completion of the last drydocking during the term of the applicable Ship Management Agreement (or if no drydocking occurs during the term of such agreement, from the date of commencement of such agreement), to the date of redelivery at the daily rates specified in the ship management agreements. No amounts have been accrued for the potentially refundable portion of the management fee.

Based on their filings with the SEC, as of November 19, 2007, Stena and Concordia directly and indirectly owned an aggregate of approximately 18.0% of the Company's outstanding common shares.

The Company's eight vessels (the "Vessels") are currently owned by eight wholly-owned subsidiaries of the Company (each, a "Vessel Subsidiary"). The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a Vessel. The flag state of each of the Company's Vessels is Bermuda.

The following table sets out the details of the Vessels included in these consolidated financial statements:

Vessel Type	Year Built	Dwt	Date Acquired	Initial Charter Expiration Date	Charter Renewal Options Expiration Date(1)
V-MAX					
Stena Victory	2001	314,000	November 10, 2004	November 9, 2009	November 9, 2012
Stena Vision	2001	314,000	November 10, 2004	November 9, 2009	November 9, 2012
Panamax					
Stena Companion	2004	72,000	November 10, 2004	November 9, 2008	November 9, 2011
Stena Compatriot	2004	72,000	November 10, 2004	November 9, 2010	November 9, 2013
Product					
Stena Concord	2004	47,400	November 10, 2004	November 9, 2008	November 9, 2011
Stena Consul	2004	47,400	November 10, 2004	November 9, 2010	November 9, 2013
Stena Concept	2005	47,400	January 5, 2006	January 4, 2009	July 4, 2011
Stena Contest	2005	47,400	January 5, 2006	January 4, 2009	July 4, 2011

(1) Each of the charters contains renewal options described in greater detail below.

Effective November 10, 2004 for the Initial Vessels and January 5, 2006 for the Additional Vessels, the Company has chartered the Vessels to subsidiaries of Stena and Concordia (the "Charterers") under three, four and five-year fixed rate charters, increasing annually by an amount equal to the annual increase in the fees under the Company's ship management agreements. Under the charters, in addition to the fixed rate Basic Hire, certain Vessels have the possibility of receiving Additional Hire from the Charterers through profit sharing arrangements related to the performance of the tanker markets on specified geographic routes, or from actual time charter rates. Additional Hire is not guaranteed except Additional Hire related to the Sun International sub-charter and correlates to weighted average historical voyage rates for the specified routes. The charters contain three one-year options on the part of the Charterers to extend the terms of the charters. Stena and Concordia have each agreed to guarantee the obligations of their respective subsidiaries under the charters.

Effective November 10, 2004 for the Initial Vessels and January 5, 2006 for the Additional Vessels, the Company has also entered into ship management agreements with Northern Marine. The ship management agreements provide for the technical management of the Vessels.

The Basic Hire rate for each of the Vessels is payable to the Company monthly in advance and will increase annually by an amount equal to the annual increase in the fee payable under the applicable ship management agreement. The Basic Hire under the charters for each vessel type during each charter year is set forth below. The first charter year for the Initial Vessels commenced on November 10, 2004. Each subsequent charter year will begin on November 11 of the applicable year and end on the subsequent November 10. The first charter year for the Additional Vessels commenced on January 5, 2006. Each subsequent charter year will begin on January 5 of the applicable year and end on the subsequent January 4. In 2011, the charter period for the Additional Vessels may be extended for a six month-period beginning on January 5 and ending on July 4 and subsequent charter years will begin on July 5 and end on July 4.

The following table sets forth the daily Basic Hire, daily base operating costs and operating margin for the Company's two V-MAX vessels, the *Stena Vision* and the *Stena Victory*. The operating margin is calculated by subtracting the amount of the base operating costs from the amount of Basic Hire.

Period	Basic Hire	Base Operating Costs	Operating Margin
Nov. 11, 2007 — Nov. 10, 2008	$36,882	$ 8,682	$28,200
Nov. 11, 2008 — Nov. 10, 2009	37,316	9,116	28,200
Nov. 11, 2009 — Nov. 10, 2010 (Option Year 1)	37,772	9,572	28,200
Nov. 11, 2010 — Nov. 10, 2011 (Option Year 2)	38,251	10,051	28,200
Nov. 11, 2011 — Nov. 10, 2012 (Option Year 3)	38,753	10,553	28,200

The following table sets forth the daily Basic Hire, daily Base Operating Costs and Operating Margin for the Company's two vessels, the *Stena Companion* and the *Stena Concord*, with initial charter expiration dates in 2008. The operating margin is calculated by subtracting the amount of the base operating costs from the amount of Basic Hire.

Period	Stena Companion Basic Hire	Stena Companion Base Operating Costs	Stena Companion Operating Margin	Stena Concord Basic Hire	Stena Concord Base Operating Costs	Stena Concord Operating Margin
Nov. 11, 2007 — Nov. 10, 2008	$18,306	$6,656	$11,650	$16,335	$6,135	$10,200
Nov. 11, 2008 — Nov. 10, 2009 (Option Year 1)	18,639	6,989	11,650	16,642	6,442	10,200
Nov. 11, 2009 — Nov. 10, 2010 (Option Year 2)	18,989	7,339	11,650	16,964	6,764	10,200
Nov. 11, 2010 — Nov. 10, 2011 (Option Year 3)	19,356	7,706	11,650	17,303	7,103	10,200

The following table sets forth the daily Basic Hire, daily Base Operating Costs and Operating Margin for the Company's two vessels, the *Stena Compatriot* and the *Stena Consul*, with initial charter expiration dates in 2010. The operating margin is calculated by subtracting the amount of the base operating costs from the amount of Basic Hire.

Period	Stena Compatriot Basic Hire	Stena Compatriot Base Operating Costs	Stena Compatriot Operating Margin	Stena Consul Basic Hire	Stena Consul Base Operating Costs	Stena Consul Operating Margin
Nov. 11, 2007 — Nov. 10, 2008	$18,306	$6,656	$11,650	$16,335	$6,135	$10,200
Nov. 11, 2008 — Nov. 10, 2009	18,639	6,989	11,650	16,642	6,442	10,200
Nov. 11, 2009 — Nov. 10, 2010	18,989	7,339	11,650	16,964	6,764	10,200
Nov. 11, 2010 — Nov. 10, 2011 (Option Year 1)	19,356	7,706	11,650	17,303	7,103	10,200
Nov. 11, 2011 — Nov. 10, 2012 (Option Year 2)	19,741	8,091	11,650	17,658	7,458	10,200
Nov. 11, 2012 — Nov. 10, 2013 (Option Year 3)	20,145	8,495	11,650	18,031	7,831	10,200

The following table sets forth the daily Basic Hire, daily Base Operating Costs and Operating Margin for the Company's two Additional Vessels, the *Stena Concept* and the *Stena Contest.*

Period	Basic Hire	Base Operating Costs	Operating Margin
Jan. 5, 2007 — Jan 4, 2008	$20,043	$5,843	$14,200
Jan. 5, 2008 — Jan. 4, 2009	20,335	6,135	14,200
Jan. 5, 2009 — Jan. 4, 2010 (Option Year 1)	17,942	6,442	11,500
Jan. 5, 2010 — Jan. 4, 2011 (Option Year 2)	18,264	6,764	11,500
Jan. 5, 2011 — July 4, 2011 (Option Period 3 (Six Months))	18,603	7,103	11,500
July 5, 2011 — July 4, 2012 (Option Year 4)	21,158	7,458	13,700
July 5, 2012 — July 4, 2013 (Option Year 5)	21,531	7,831	13,700

In addition to the Basic Hire, the Charterers may pay the Company quarterly in arrears an Additional Hire payment for the Initial Vessels. Under the charters, the Additional Hire, if any, in respect of each Initial Vessel, is payable on the 25th day following the end of each calendar quarter.

The Additional Hire, if any, payable in respect of an Initial Vessel, other than the V-MAX tankers as described below, for any calendar quarter is an amount equal to 50% of the weighted average hire, calculated as described below, for the quarter after deduction of the Basic Hire in effect for that quarter. The weighted average hire is a daily rate equal to the weighted average of the following amounts:

- a weighted average of the time charter hire per day received by the Charterer for any periods during the calculation period, determined as described below, that the Initial Vessel is sub-chartered by the Charterer under a time charter, less ship broker commissions paid by the Charterer in an amount not to exceed 2.5% of such time charter hire and commercial management fees paid by the Charterer in an amount not to exceed 1.25% of such time charter hire; and

- the time charter equivalent hire for any periods during the calculation period that the Vessel is not sub-chartered by the Charterer under a time charter.

The calculation period is the twelve-month period ending on the last day of each calendar quarter, except that in the case of the first three full calendar quarters following the commencement of the Company's charters, the calculation period is the three, six and nine month periods, respectively, ending on the last day of such calendar quarter and the first calendar quarter also includes the period from the date of the commencement of the Company's charters to the commencement of the first full calendar quarter.

At the time the Company acquired its two V-MAX Vessels, these Vessels were sub-chartered by Concordia to Sun International. The sub-charter with Sun International relating to the *Stena Victory* expired on October 20, 2007. The sub-charter with Sun International relating to the *Stena Vision* was originally due to expire within 30 days of June 30, 2007. However, because that vessel was off-hire for repairs, Sun International has exercised its right to extend the term of the sub-charter relating to the *Stena Vision* so that it is now due to expire within 30 days of July 31, 2008.

The sub-charter rate that Concordia received from Sun International with respect to the *Stena Victory*, and the sub-charter rate that Concordia continues to receive from Sun International with respect to the *Stena Vision*, is greater than the Basic Hire rate that the Company receives from Concordia. Therefore, the Company earned Additional Hire revenue while the *Stena Victory* was sub-chartered to Sun International, and the Company continues to earn Additional Hire revenue while the *Stena Vision* is sub-chartered to Sun International. The amount of this Additional Hire is equal to the difference between the amount paid by Sun International under its sub-charters with Concordia and the Basic Hire rate in effect, less ship broker commissions paid by the Charterer in an amount not to exceed 2.5% of the charterhire received by the Charterer and commercial management fees paid by the Charterer in an amount not to exceed 1.25% of the charterhire received by the Charterer. The Additional Hire revenue associated with the ongoing Sun International sub-charter of the *Stena Vision* is guaranteed, meaning that the Company is paid the Additional Hire revenue by Concordia whether or not the Vessel is in service during the term of the Sun International sub-charter.

Immediately following the expiration of the sub-charter of the *Stena Victory* with Sun International, on October 20, 2007, the Vessel commenced operating under a new two-year sub-charter agreement between Concordia and Eiger Shipping, S.A. an affiliate of the shipping branch of LukOil, commonly known as Litasco. In addition, immediately following the expiration of the sub-charter of the *Stena Vision* with Sun International, we expect the Vessel to commence operating under a new two-year sub-charter agreement between Concordia and Eiger Shipping. The sub-charter rate that Eiger Shipping is obligated to pay to Concordia is greater than the Basic Hire rate that the Company will receive from Concordia. Therefore, the Company expects to earn Additional Hire revenue while the V-MAX vessels are under the Eiger Shipping sub-charters in addition to the guaranteed Basic Hire. The Additional Hire revenue will not be exposed to fluctuations in spot market rates. Additional Hire for the V-MAX tankers under the Eiger Shipping sub-charters will be based on the time charter hire received by Concordia under the sub-charters. Additional Hire revenues under the Eiger Shipping sub-charters are not guaranteed, meaning that the Company will earn Additional Hire only when the Vessels are in service. In the event that the V-MAX tankers are off-hire, the Company will not be eligible to earn Additional Hire revenue from the profit sharing provisions on the days that the Vessel is off-hire. Based on the time charter rates under the Eiger Shipping sub-charters and assuming that both V-MAX vessels operate for 90 days per quarter, the Company expects the V-MAX tankers to generate Additional Hire revenues of approximately $350,000 per Vessel per quarter in addition to the guaranteed Basic Hire levels, while the Vessels are sub-chartered to Eiger Shipping.

The Vessel Subsidiaries have entered into fixed-rate ship management agreements with Northern Marine. Under the ship management agreements, Northern Marine is responsible for all technical management of the Vessels, including crewing, maintenance, repair, drydockings, vessel taxes and other vessel operating and voyage expenses. Northern Marine has outsourced some of these services to third-party providers. The Company has agreed to guarantee the obligations of each of the Company's Vessel Subsidiaries under the ship management agreements.

Under the ship management agreements, Northern Marine has agreed to return the Vessels in-class and in the same good order and condition as when delivered, except for ordinary wear and tear.

Northern Marine is also obligated under the ship management agreements to maintain insurance for each of the Company's Vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance and off-hire insurance. Under the ship management agreements, the Company pays Northern Marine a fixed fee per day per Vessel for all of the above services, which increases 5% per year, for so long as the relevant charter is in place. Under the ship management agreements, Northern Marine has agreed to indemnify the Company for the loss of the Basic Hire for each of the Vessels in the event, for circumstances specified under the charters, the Vessel is off-hire or receiving reduced hire for more than five days during any twelve-month period, net of amounts received by us from off-hire insurance. Stena has agreed to guarantee this indemnification by Northern Marine. Both the Company and Northern Marine have the right to terminate any of the ship management agreements if the relevant charter has been terminated.

The daily base operating costs, which are payable by the Company monthly in advance, for each charter year are set forth below. For the Initial Vessels, the first charter year commenced on November 10, 2004 and ended on November 10, 2005. Each subsequent charter year will begin on November 11 of the applicable year and end on the subsequent November 10. For the Additional Vessels, the first charter year commenced on January 5, 2006 and ended on January 4, 2007. Each subsequent charter year will begin on January 5 of the applicable year and end on the subsequent January 4. If the charter extension option is exercised, the final six months of the 30-month term will expire on July 4, 2011. If subsequent extension options are exercised, charter years will begin on July 5 and end on July 4.

Tables setting forth the daily base operating costs for each of our Vessels are above.

The Company has also agreed to pay to Northern Marine an incentive fee for each day a Vessel is on hire in excess of 360 days during any twelve-month period following the date the applicable Vessel was delivered to the Company in amount equal to the daily Basic Hire for such Vessel. If the Company terminates its ship management agreements with Northern Marine because Northern Marine has failed to perform its obligations under such agreements, Stena has agreed to provide a replacement ship manager to perform the obligations set forth in the ship management agreements on the same terms and for the same fixed amounts payable to Northern Marine.

Northern Marine provides technical and crewing management and payroll and support services to the Stena Sphere shipping divisions and several other clients, including ChevronTexaco Corporation, Technip Offshore UK and Gulf Marine Management. Northern Marine has offices in Glasgow, Aberdeen, Mumbai, Kiel, Houston, Manila, Rotterdam and Singapore and has over 4,400 seafarers employed on approximately 90 vessels.

2. ACCOUNTING POLICIES

Basis of accounting

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the assets and liabilities of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Revenue recognition

Revenues are generated from time charters and the spot market. Charter revenues are earned over the term of the charter as the service is provided. Probable losses on voyages are provided for in full at the time such losses can be estimated.

Comprehensive income

Comprehensive income is defined as the change in the Company's equity during the year from transactions and other events and circumstances from nonowner sources. Comprehensive income of the Company includes not only net income but also unrealized gains or losses on derivative instruments used in cash flow hedges of future variable-rate interest payments on the Company's debt (see Note 8 and Note 9). Such items are reported as accumulated other comprehensive income (loss), a separate component of shareholders' equity, until such time as the amounts are included in net income. Upon the refinancing of our debt in 2005, all prior cash flow hedges were terminated and the fair value of these instruments was removed from accumulated other comprehensive income and included in net income. The Company has not designated any hedges during 2006 and 2007.

Commissions

Commissions are expensed in the same period as time charter revenues are recognized. Commissions are deducted from charter revenues. There are no commissions associated with the time charters to Stena and Concordia effective November 10, 2004 and January 5, 2006 described in Note 1.

Cash and cash equivalents and short-term investments

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less as of the date of purchase to be cash and cash equivalents. The Company considers all demand and time deposits and all highly liquid investments with an original maturity of greater than three months as of the date of purchase to be short-term investments. Cash and cash equivalents of \$6.3 million and short-term investments of \$12.5 million at December 31, 2007 and cash and cash equivalents of \$3.2 million and short-term investments of \$13.0 million at December 31, 2006 are pledged as described in Note 8 and are held at a single financial institution with a Standard & Poor's rating of A+. The carrying value of cash and cash equivalents and short-term investments approximates its fair value.

Foreign currency

The functional currency of the Company and each of the Vessel Subsidiaries is the U.S. dollar.

Monetary assets and liabilities denominated in foreign currencies are translated at the year end exchange rates. Foreign currency revenues and expenses are translated at transaction date exchange rates. Exchange gains and losses are included in the determination of net income. In 2007 and 2006 there were no foreign currency exchange gains and losses

Income taxes

The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016. Further, as described in "Risk Factors", the Company is exempt from U.S. federal income taxes under Code Section 883 and applicable U.S. Treasury regulations.

Vessels, net

The cost of the Vessels less estimated salvage value is depreciated on a straight-line basis over their estimated useful lives of 25 years.

Spare parts inventories are stated at cost. The cost of spare parts is expensed at the time when the spare part is put in use. The Company held no spare parts inventory at December 31, 2007 and 2006.

Impairment of long-lived assets

The carrying value of long-lived assets that are held and used by the Company are reviewed on an annual basis for impairment or whenever events or changes in circumstances indicate that the carrying amount of the asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future undiscounted net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and its fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less estimated costs to sell.

Deferred debt issuance cost

Debt issuance costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant debt; due to the non-amortizing nature of the loan, this amortization method approximates the effective interest method. Amortization of debt issuance costs is included in interest expense.

Drydocking provisions

In addition to vessel acquisition, other major capital expenditures include funding our maintenance program of regularly scheduled intermediate surveys or special surveys necessary to preserve the quality of our Vessels as well as to comply with international shipping standards and environmental laws and regulations. Management anticipates that the Vessels will undergo intermediate surveys 2.5 years after special surveys and that the Vessels will undergo special surveys every five years. During 2007, two Vessels completed intermediate surveys. Under the terms of our Vessel management agreements with Northern Marine, the cost of these intermediate and special surveys is covered by the vessel management fees that the Company pays to Northern Marine. During the duration of these intermediate and special surveys, the Company will not have the opportunity to earn Additional Hire revenues from profit-sharing arrangements with Stena.

Receivables

Receivables are recorded at their expected net realizable value.

Estimates and concentrations

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from such best estimates.

The Company operates in the shipping industry which historically has been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply and demand for vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. Each of the aforementioned factors are important considerations associated with the Company's assessment of whether the carrying amount of its owned Vessels are recoverable. The Company seeks to mitigate the effect of such factors by various means such as by obtaining long term charter contracts. There is a concentration of credit risk in that all revenues are due solely from the Charterers. See Note 4.

Fair value of financial instruments

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of fair values for all financial instruments, both on- and off-balance-sheet, for which it is practicable to estimate fair value. The Company estimates that there are no material variations between fair value and book value for its financial assets or liabilities as of December 31, 2007 and 2006.

Earnings per share

Earnings per share are based on the weighted average number of common shares outstanding for the period presented. For all periods presented, the Company had no potentially dilutive securities outstanding and therefore basic and dilutive earnings per share are the same.

Distributions to shareholders (Dividend)

The Company intends to pay a quarterly cash distribution denominated in U.S. dollars to the holders of its common shares in amounts substantially equal to the charter hire received from the Charterers, less cash expenses and less any cash reserves established by the Company's board of directors. The Company intends to declare those dividends in January, April, July and October of each year and pay those dividends in the subsequent month. Distributions to shareholders are applied first to retained earnings at the beginning of the quarter. When retained earnings are not sufficient, distributions are applied to additional paid-in capital.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board, or FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, which is the year ending December 31, 2007. The adoption of FIN 48 did not have any impact on the Company's financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require fair value measurement in which the FASB concluded that fair value was the relevant measurement, but does not require any new fair value measurements. SFAS 157 will be effective for us beginning in fiscal 2008. The Company is currently evaluating the impact SFAS 157 will have on the Company's financial position, results of operations and cash flows.

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option from Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 includes an amendment of FAS No. 115 and is intended, as part of the FASB's ongoing measurement goals, to encourage the application of fair value measurement, allowing the measurement of many financial instruments at fair value. FAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of this new standard, but believe that it will not have a material impact on our financial position, results of operations or cash flow.

4. CHARTER REVENUES

The future revenues that the Company expects to receive under the time charters in effect as of December 31, 2007, is $316.8 million. This estimate represents the Basic Hire under the time charters in effect between the Company and Stena and Concordia that expire in November 2008 with respect to two of the Company's Vessels, in 2009 with respect to four of the Company's Vessels and in 2010 with respect to two of the Company's Vessels. This estimate also includes future revenues that the Company may receive if the Charterers exercise their options to extend the charters. The estimated future revenues include the guaranteed Additional Hire revenue related to Concordia's sub-charters of the two V-MAX vessels to Sun International and Eiger Shipping. As discussed further in Note 1, the sub-charter relating to the *Stena Victory* expired on October 20, 2007 and the sub-charter relating to the *Stena Vision* is due to expire within 30 days of July 31, 2008. Immediately following the expiration of the sub-charter of the *Stena Victory* with Sun International, the Vessel commenced operating under a new two-year sub-charter agreement with Eiger Shipping. In addition, immediately following the expiration of the sub-charter of the *Stena Vision* with Sun International, the Company expects that Vessel to commence operating under a new two-year sub-charter agreement with Eiger Shipping. During the term of these new sub-charters, the Company will continue to earn guaranteed Basic Hire from Concordia and will also earn Additional Hire under the profit sharing provisions of the Charters. The table below assumes that Additional Hire of approximately $350,000 per Vessel per quarter is paid on the V-MAX Vessels upon commencement of the Eiger Shipping sub-charters, and assumes that the V-MAX Vessels operate for 90 days per quarter.

Year	Minimum Future Charter Revenue
	(In thousands of $)
2008	$70,043
2009	68,818
2010	68,062
2011	59,747
2012	38,142
2013	11,987

5. OTHER RECEIVABLES

	December 31, 2007	December 31, 2006
	(In thousands of $)	
Additional hire revenue due from Stena/Concordia	$304	$979
	$304	$979

As of December 31, 2007 and December 31, 2006 other receivables represent amounts due under the Additional Hire profit share arrangement. These amounts are calculated quarterly in arrears.

6. VESSELS, NET

	December 31, 2007	December 31, 2006
	(In thousands of $)	
Vessels		
Cost	$402,426	$402,426
Accumulated depreciation	(73,096)	(57,453)
Net book value at end of period	329,330	344,973
Spare parts	—	—
Vessels, net	$329,330	$344,973

There have been no drydocking costs capitalized through December 31, 2007.

7. DEFERRED DEBT ISSUANCE COST

Deferred debt issuance cost represents debt arrangement fees that are capitalized and amortized on a straight-line basis to interest expense over the term of the relevant debt. Amortization is included in other interest expense. As of December 31, 2007 and December 31, 2006 the balance relates entirely to the Company's $229.5 million secured credit facility with The Royal Bank of Scotland. Deferred debt issuance cost is comprised of the following amounts.

	December 31, 2007	December 31, 2006
	(In thousands of $)	
Debt arrangement fees	$1,200	$1,200
Accumulated amortization	(483)	(245)
Deferred debt issuance cost	$ 717	$ 955

8. DEBT

	December 31, 2007	December 31, 2006
	(In thousands of $)	
Secured credit facility	$229,500	$229,500
Total debt	$229,500	$229,500

As of December 31, 2007 and December 31, 2006, the Company had $229.5 million in debt outstanding under its facility with The Royal Bank of Scotland plc. In December 2005, the Company entered into a five-year term loan agreement with The Royal Bank of Scotland for a facility of $229.5 million. The term loan agreement is secured by first priority mortgages over each of the eight Vessels, assignment of earnings and insurances and the Company's rights under the time charters for the Vessels and the ship management agreements, a pledge of the shares of the Company's wholly-owned subsidiaries and a security interest in certain of the Company's bank accounts. The term loan agreement with The Royal Bank of Scotland matures on January 5, 2011. All amounts outstanding under the term loan agreement must be repaid on that maturity date. There is no principal amortization prior to maturity. Borrowings under the term loan agreement bear interest at LIBOR plus a margin of 75 basis points. The margin would increase to 85 basis points if the Ratio falls below 2.0. The increased interest margin is equivalent to approximately $229,500 per year in increased interest costs in the event the Ratio falls below 2.0. In connection with the term loan agreement, the Company has entered into an interest rate swap agreement with The Royal Bank of Scotland. As a result of this swap, the Company has effectively fixed the interest rate on the term loan agreement at 5.7325%, or 5.8325% if the ratio falls below 2.0.

The term loan agreement provides that if at any time the aggregate fair value of the Company's Vessels that secure the obligations under the Loan Agreement is less than 125% of the loan amount, the Company must either provide additional security or prepay a portion of the loan to reinstate such percentage. The term loan agreement also contains financial covenants requiring that at the end of each financial quarter (1) the Company's total assets (adjusted to give effect to the market value of the Vessels) less total liabilities is equal to or greater than 30% of such total assets and (2) the Company has positive working capital. At December 31, 2007 and December 31, 2006 the Company was in compliance with the financial covenants of the loan agreement.

9. FINANCIAL INSTRUMENTS

Derivative instruments and hedging activities

SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of each derivative is recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

As of December 31, 2007 and December 31, 2006 the Company had not designated any derivatives as part of a hedge transaction.

In December 2005, the Company entered into a $229.5 million secured debt facility with The Royal Bank of Scotland. In conjunction with the debt facility, the Company entered into an interest rate swap to effectively change the characteristics of the interest payments on its secured debt facility from LIBOR to a fixed rate of 5.7325%, or 5.8325% if the Ratio falls below 2.0. The interest rate swap agreement was not designated nor qualified as a cash flow hedge pursuant to SFAS No. 133, accordingly changes in the fair value of this swap are recorded in current earnings. The fair value of the swap at December 31, 2007 was a liability of $7.45 million. The fair value of the swap at December 31, 2006 was an asset of $84,000. Accordingly, the Company recorded a non-cash decrease in the fair value of the interest rate swap of $7.5 million in current earnings as an unrealized loss for the twelve months ended December 31, 2007. The fair market value of the Company's interest rate swap will generally fluctuate based on the implied forward interest rate curve for the 3-month U.S. Dollar LIBOR. If the implied forward interest rate curve decreases, the fair market value of the interest rate swap will decrease which will result in an unrealized loss in current earnings. If the implied forward interest rate curve increases, the fair market value of the interest rate swap will increase as a result of an unrealized gain in current earnings. If the implied forward interest rate curves increase above the fixed rate of 5.7325%, the fair market value of the swap will increase and result in an unrealized gain on the swap. In either case, changes in the unrealized gain or loss as a result of fluctuations in the fair value of the interest rate swap did not impact the Company's cash dividend payments.

The base LIBOR rate before interest margin of 75 basis points at December 31, 2007 and 2006 were 5.36688% and 5.19183%, respectively. For the twelve months ended December 31, 2007 the Company had approximately $782,000 of reclassifications to decrease interest expense. For the twelve months ended December 31, 2006, the Company had approximately $267,000 of reclassifications to decrease interest expense. These reclassifications did not impact the Company's obligation under its debt facilities. However, these amounts represent the net payments made and received to settle the swap agreement and effectively fix the interest rate. The following table summarizes interest expense incurred under the Company's debt facilities and interest rate swap agreements for the twelve months ended December 31, 2007 and December 31, 2006, exclusive of amortized debt issue costs and other interest costs:

	Twelve Months Ended December 31, 2007	Twelve Months Ended December 31, 2006
	($ in thousands)	
Interest related to floating rate debt facility	$14,194	$13,457
Interest (benefit) related to swap agreement	(782)	(267)
Total interest incurred under debt facility and interest rate swap	$13,412	$13,190

Except for these interest rate swaps, the Company had no other outstanding derivative instruments as of December 31, 2007 and December 31, 2006.

The Company is exposed to credit risk in the event of non-performance by the counter-parties to its swap contracts. The Company minimizes its credit risk on these transactions by endeavoring to only deal with credit-worthy financial institutions, and therefore the Company views the risk of non-performance by the counter-parties as low.

10. SHARE CAPITAL

As of December 31, 2007 and December 31, 2006, the Company's authorized share capital is comprised of 12,000 founder shares, par value $1.00 per share, which have been authorized but not issued, 60,000,000 common shares, par value $0.01 per share, and 4,000,000 undesignated preference shares, par value $0.01 per share.

As of December 31, 2007 and December 31, 2006, the Company had 15,500,000 common shares issued, outstanding and fully paid. There were no founder or preference shares issued and outstanding.

11. COMMITMENTS AND CONTINGENCIES

	December 31, 2007	December 31, 2006
	(In thousands of $)	
Ship mortgages	$229,500	$229,500

As of December 31, 2007 and December 31, 2006, ship mortgages represent first mortgages on the eight Vessels as collateral for amounts outstanding under the secured credit facility with a maturity date of January 11, 2011.

The minimum future Vessel operating expenses to be paid by the Company under the ship management agreements in effect as of December 31, 2007 that will expire in 2008, 2009, and 2010, and which increase 5% per year on November 9th, and assuming that the charter options will be exercised through 2011, 2012, and 2013 is $101.5 million. Below is a summary by year of the minimum future Vessel operating expenses:

Year	Minimum Future Vessel Operating Expenses
	(In thousand of $)
2008	$20,316
2009	21,275
2010	22,339
2011	20,093
2012	12,378
2013	5,126

The Company has guaranteed the obligations of each of the Vessel Subsidiaries under the charters and ship management agreements described in Note 1.

The Company has entered into a registration rights agreement with subsidiaries of Concordia and Stena and the companies owned by Stena and Fram pursuant to which the Company has agreed to register the shares owned by such companies for sale to the public. The Company's expenses under this agreement are limited to the first $0.5 million and 50% of the expenses thereafter. As of December 31, 2007 no such expenses had been incurred.

Effective July 12, 2005, the Company adopted a tax-qualified employee savings plan (the "Savings Plan"). Pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended, eligible employees of the Company are able to make deferral contributions, subject to limitations under applicable law. Participants' accounts are self-directed and the Company bears all costs associated with administering the Savings Plan. The Company matches 100% eligible compensation deferred by employees. All of the Company's employees are eligible to participate in the Savings Plan. The Company has elected to operate the Savings Plan under applicable safe harbor provisions of the Code, whereby among other things, the Company must make contributions for all eligible employees and all matches contributed by the Company immediately vest 100%. For the years ended December 31, 2007, 2006 and 2005 the Company's matching contributions were approximately $47,000, $44,000, and $25,000, respectively, and recorded as a component of administrative expenses.

12. RELATED PARTY TRANSACTIONS

As described in Note 1, the Company was formed for the purpose of acquiring the six Initial Vessels from subsidiaries of Stena, Concordia and companies owned jointly by Stena and Fram. The acquisition was completed in November 2004. In January 2006 the Company acquired the two Additional Vessels from Stena. Prior to their acquisitions, the Vessels were traded in the spot market. The Company has entered into time charters for the eight Vessels with subsidiaries of Stena and Concordia that expire in 2008 with respect to two of the Vessels, in 2009 with respect to four of the Vessels and in 2010 with respect to two of the Vessels. The revenue received from Stena and Concordia for the twelve months ended December 31, 2007 and December 31, 2006 under these contracts was $70.2 million and $69.4 million, respectively.

The Company has also entered into ship management arrangements with a subsidiary of Stena that expire in 2008, 2009, and 2010. The amounts charged by this Stena subsidiary under these agreements for the twelve months ended December 31, 2007 was $20.0 million.

13. SUBSEQUENT EVENTS

On January 29, 2008, the Company declared a cash dividend of $8,680,000 or $0.56 per share, and paid that dividend on February 12, 2008 to shareholders of record as of February 8, 2008.

NOTE 14. QUARTERLY FINANCIAL DATA (Unaudited)

Quarterly financial data for fiscal year 2007 were as follows:

	Quarterly Financial Data			
	March 31, 2007	June 30, 2007	Sept. 30, 2007	Dec. 31, 2007
	(Unaudited) ($ In thousands, except per share data)			
Revenues	$17,343	$17,775	$17,512	$ 17,569
Operating expenses	(9,256)	(9,447)	(9,362)	(10,022)
Other income (expense), net	(4,238)	206	(8,191)	(8,183)
Net income	3,849	8,534	(41)	(636)
EPS basic and diluted	$ 0.25	$ 0.55	$ (0.00)	$ (0.04)
Dividend declared per share	$ 0.58	$ 0.59	$ 0.59	$ 0.56

Quarterly financial data for fiscal year 2006 were as follows:

	Quarterly Financial Data			
	March 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006
	(Unaudited) ($ In thousands, except per share data)			
Revenues	$17,244	$17,259	$17,600	$17,332
Operating expenses	(9,440)	(9,206)	(9,197)	(9,485)
Other income (expense), net	1,025	(330)	(8,366)	(2,972)
Net income	8,829	7,723	37	4,875
EPS basic and diluted	$ 0.57	$ 0.50	$ 0.00	$ 0.31
Dividend declared per share	$ 0.57	$ 0.58	$ 0.60	$ 0.57

As described in the Company's accounting policy, the dividend declared per share is the amount of dividend declared by the Company in the respective quarter and is calculated based on the previous quarters' earnings.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

There have been no disagreements with our independent auditors on accounting and financial disclosure matters.

ITEM 9A. *CONTROLS AND PROCEDURES*

(a) Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2007, our chief executive officer and chief financial officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

(b) Management's Report on Internal Control Over Financial Reporting

The management of Arlington Tankers is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management conducted an evaluation of the effectiveness of the internal control over financial reporting as of December 31, 2007 using the criteria established in *Internal Control — Integrated Framework* Issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 and concluded that the Company's internal control over financial reporting were effective as of December 31, 2007.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by Moore Stephens, PC, an independent registered public accounting firm, as stated in their report, which appears herein.

(c) Changes in Internal Control Over Financial Reporting

No change in the Company's internal control over financial reporting occurred during the fiscal quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K and incorporated herein by reference to the definitive proxy statement for our 2008 Annual General Meeting, which we will file with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Report.

ITEM 10. *DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT*

Directors and Executive Officers

Certain information required by this Item is contained under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K. Other information required by this Item will appear under the headings "Proposal 1 — Election of Director", "Corporate Governance" and "Executive Compensation" in the proxy statement for our 2008 Annual General Meeting, which sections are incorporated herein by reference.

Code of Ethics

We have a code of ethics that sets forth our commitment to ethical business practices. Our code of ethics applies to our President and Chief Financial Officer, or persons performing similar functions. Our code of ethics is available on our website, *www.arlingtontankers.com*, and in print from us without charge upon request. We intend to post amendments to and waivers of our code of ethics on our website.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required to be disclosed by this Item pursuant to Item 402 of Regulation S-K will be contained in the proxy statement for our 2008 Annual General Meeting under the captions "Corporate Governance — Compensation of Directors," and "Executive Compensation," and is incorporated in this Annual Report on Form 10-K by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS*

The information required to be disclosed by this Item will be contained in the proxy statement for our 2008 Annual General Meeting under the caption "Executive Compensation," and is incorporated in this Annual Report on Form 10-K by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required to be disclosed by this Item will be contained in the proxy statement for our 2008 Annual General Meeting under the caption "Certain Relationships and Related Transactions," and is incorporated in this Annual Report on Form 10-K by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required to be disclosed by this Item will be contained in the proxy statement for our 2008 Annual General Meeting under the caption "Independent Registered Public Accounting Firm's Fees and Other Matters" and is incorporated in this Annual Report on Form 10-K by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)(1) *Financial Statements.*

For a list of the financial information included herein, see "Index to Financial Statements" on page of this report.

(a)(2) *Financial Statement Schedules.*

All schedules are omitted because they are not applicable or the required information is shown in the Financial Statements or Notes thereto.

(a)(3) *List of Exhibits.*

The list of Exhibits filed as a part of this annual report on Form 10-K are set forth on the Exhibit Index immediately preceding such Exhibits, and is incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 14, 2008.

ARLINGTON TANKERS LTD.

By: /s/ Edward Terino

Name: Edward Terino
Title: President, Chief Executive Officer, and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ EDWARD TERINO Edward Terino	President, Chief Executive Officer, and Chief Financial Officer (Principal Executive, Accounting and Financial Officer)	March 14, 2007
/s/ MICHAEL K. DRAYTON Michael K. Drayton	Director and Chairman of the Board	March 14, 2007
/s/ DR. E. GRANT GIBBONS Dr. E. Grant Gibbons	Director	March 14, 2007
/s/ STEPHEN O. JAEGER Stephen O. Jaeger	Director and Deputy Chairman	March 14, 2007

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1(1)	Memorandum of Association
3.2(1)	Bye-laws
4.1(1)	Form of Common Share Certificate
4.2(1)	Registration Rights Agreement
10.1(1)	US $135,000,000 Secured Loan Facility Agreement
10.2.1(1)	Memorandum of Agreement for sale of *Stena Companion*
10.2.2(1)	Memorandum of Agreement for sale of *Stena Compatriot*
10.2.3(1)	Memorandum of Agreement for sale of *Stena Concord*
10.2.4(1)	Memorandum of Agreement for sale of *Stena Consul*
10.2.5(1)	Memorandum of Agreement for sale of *Stena Victory*
10.2.6(1)	Memorandum of Agreement for sale of *Stena Vision*
10.2.7(5)	Memorandum of Agreement for sale of *Stena Concept*
10.2.8(5)	Memorandum of Agreement for sale of *Stena Contest*
10.3.1(1)	Time Charter Party for *Stena Companion*
10.3.2(2)	Amendment No. 1 to Time Charter Party for *Stena Companion*
10.3.3(5)	Amendment No. 2 to Time Charter Party for *Stena Companion*
10.3.4(1)	Time Charter Party for *Stena Compatriot*
10.3.5(2)	Amendment No. 1 to Time Charter Party for *Stena Compatriot*
10.3.6(6)	Amendment No. 2 to Time Charter Party for *Stena Compatriot*
10.3.7(1)	Time Charter Party for *Stena Concord*
10.3.8(2)	Amendment No. 1 to Time Charter Party for *Stena Concord*
10.3.9(6)	Amendment No. 2 to Time Charter Party for *Stena Concord*
10.3.10(1)	Time Charter Party for *Stena Consul*
10.3.11(2)	Amendment No. 1 to Time Charter Party for *Stena Consul*
10.3.12(6)	Amendment No. 2 to Time Charter Party for *Stena Consul*
10.3.13(1)	Time Charter Party for *Stena Victory*
10.3.14(2)	Amendment No. 1 to Time Charter Party for *Stena Victory*
10.3.15(1)	Time Charter Party for *Stena Vision*
10.3.16(2)	Amendment No. 1 to Time Charter Party for *Stena Vision*
10.4.1(1)	Ship Management Agreement for *Stena Companion*
10.4.2(2)	Amendment No. 1 to Ship Management Agreement for *Stena Companion*
10.4.3(6)	Amendment No. 2 to Ship Management Agreement for *Stena Companion*
10.4.4(1)	Ship Management Agreement for *Stena Compatriot*
10.4.5(2)	Amendment No. 1 to Ship Management Agreement for *Stena Compatriot*
10.4.6(6)	Amendment No. 2 to Ship Management Agreement for *Stena Compatriot*
10.4.7(1)	Ship Management Agreement for *Stena Concord*
10.4.8(2)	Amendment No. 1 to Ship Management Agreement for *Stena Concord*
10.4.9(6)	Amendment No. 2 to Ship Management Agreement for *Stena Concord*
10.4.10(1)	Ship Management Agreement for *Stena Consul*
10.4.11(2)	Amendment No. 1 to Ship Management Agreement for *Stena Consul*
10.4.12(6)	Amendment No. 2 to Ship Management Agreement for *Stena Consul*
10.4.13(1)	Ship Management Agreement for *Stena Victory*

Exhibit Number	Description of Exhibit
10.4.14(2)	Amendment No. 1 to Ship Management Agreement for *Stena Victory*
10.4.15(6)	Amendment No. 2 to Ship Management Agreement for *Stena Victory*
10.4.16(1)	Ship Management Agreement for *Stena Vision*
10.4.17(2)	Amendment No. 1 to Ship Management Agreement for *Stena Vision*
10.4.18(6)	Amendment No. 2 to Ship Management Agreement for *Stena Vision*
10.4.19(6)	Ship Management Agreement for *Stena Concept*
10.4.20(6)	Ship Management Agreement for *Stena Contest*
10.5.1(1)	Stena Guaranty of Time Charter for *Stena Companion*
10.5.2(1)	Stena Guaranty of Time Charter for *Stena Compatriot*
10.5.3(1)	Stena Guaranty of Time Charter for *Stena Concord*
10.5.4(1)	Stena Guaranty of Time Charter for *Stena Consul*
10.5.5(6)	Stena Guaranty of Time Charter for *Stena Concept*
10.5.6(6)	Stena Guaranty of Time Charter for *Stena Contest*
10.5.7(1)	Concordia Guaranty of Time Charter for *Stena Victory*
10.5.8(1)	Concordia Guaranty of Time Charter for *Stena Vision*
10.6.1(1)	Stena Standby Charter Agreement for *Stena Victory*
10.6.2(1)	Stena Standby Charter Agreement for *Stena Vision*
10.7.1(1)	Stena Guaranty of Off-Hire and Replacement of Ship Manager for *Stena Companion*
10.7.2(1)	Stena Guaranty of Off-Hire and Replacement of Ship Manager for *Stena Compatriot*
10.7.3(1)	Stena Guaranty of Off-Hire and Replacement of Ship Manager for *Stena Concord*
10.7.4(1)	Stena Guaranty of Off-Hire and Replacement of Ship Manager for *Stena Consul*
10.7.5(1)	Stena Guaranty of Off-Hire and Replacement of Ship Manager for *Stena Victory*
10.7.6(1)	Stena Guaranty of Off-Hire and Replacement of Ship Manager for *Stena Vision*
10.7.8(6)	Stena Guaranty of Off-Hire and Replacement of Ship Manager for *Stena Concept*
10.7.9(6)	Stena Guaranty of Off-Hire and Replacement of Ship Manager for *Stena Contest*
10.8.1(1)	Arlington Guaranty of Time Charter for *Stena Companion*
10.8.2(1)	Arlington Guaranty of Time Charter for *Stena Compatriot*
10.8.3(1)	Arlington Guaranty of Time Charter for *Stena Concord*
10.8.4(1)	Arlington Guaranty of Time Charter for *Stena Consul*
10.8.5(1)	Arlington Guaranty of Time Charter for *Stena Victory*
10.8.6(1)	Arlington Guaranty of Time Charter for *Stena Vision*
10.8.7(6)	Arlington Guaranty of Time Charter for *Stena Concept*
10.8.8(6)	Arlington Guaranty of Time Charter for *Stena Contest*
10.9.1(1)	Arlington Guaranty of Ship Management Agreement for *Stena Companion*
10.9.2(1)	Arlington Guaranty of Ship Management Agreement for *Stena Compatriot*
10.9.3(1)	Arlington Guaranty of Ship Management Agreement for *Stena Concord*
10.9.4(1)	Arlington Guaranty of Ship Management Agreement for *Stena Consul*
10.9.5(1)	Arlington Guaranty of Ship Management Agreement for *Stena Victory*
10.9.6(1)	Arlington Guaranty of Ship Management Agreement for *Stena Vision*
10.9.7(6)	Arlington Guaranty of Ship Management Agreement for *Stena Concept*
10.9.8(6)	Arlington Guaranty of Ship Management Agreement for *Stena Contest*
10.10.1(5)	Loan Agreement, dated 12 December 2005, between Arlington Tankers Ltd. and The Royal Bank of Scotland plc.
10.11(3)	Letter Agreement, dated July 1, 2005, between Arlington Tankers Ltd. and Tara Railton

Exhibit Number	Description of Exhibit
10.12*(4)	Change in Control Agreement between Arlington Tankers Ltd. and Edward Terino, dated October 24, 2005
10.13*(7)	Arlington Tankers Ltd. 2007 Bonus Plan
12.1	Statement re: Computation of Ratio of Earnings to Fixed Charges.
14.1(8)	Code of Ethics
21.1	Subsidiaries
23.1	Consent of Moore Stephens P.C. (Independent Registered Public Accounting Firm).
23.2	Consent of KPMG LLP (Independent Registered Public Accounting Firm).
31.1	Certification of President, Chief Executive Officer, and Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)
32.1	Certification of President, Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350

(1) Incorporated herein by reference from the Registrant's Registration Statement on Form F-1, filed on October 21, 2004 (File No. 333-119869).

(2) Incorporated herein by reference from the Registrant's Annual Report on Form 20-F, filed on June 6, 2005 (File No. 001-32343).

(3) Incorporated by reference from the Registrant's Current Report on Form 8-K, filed on July 8, 2005 (File No. 001-32343).

(4) Incorporated by reference from the Registrant's Current Report on Form 8-K, filed on October 27, 2005 (File No. 001-32343).

(5) Incorporated by reference from the Registrant's Current Report on Form 8-K, filed on December 16, 2005 (File No. 001-32343).

(6) Incorporated by reference from the Registrant's Current Report on Form 8-K, filed on January 11, 2006 (File No. 001-32343).

(7) Incorporated by reference from the Registrant's Current Report on Form 8-K, filed on April 26, 2007 and Registrant's Current Report on Form 8-K, filed on August 22, 2007 (File No. 001-32343).

(8) Incorporated herein by reference from the Registrant's Annual Report on Form 10-K, filed on March 16, 2007 (File No. 001-32343).

* Management contracts and compensatory plan or arrangements required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

Stock Performance Graph

The following graph compares the cumulative total return to shareholders for our common shares for the period from November 5, 2004, the date of our initial public offering, through December 31, 2007 against the S&P 500 index and a group of our peer issuers described below. The comparison assumes $100.00 was invested in our common shares, the S&P 500 index and the group of our peer issuers and assumes reinvestment of dividends.


ARLINGTON TANKERS, LTD
S&P 500 INDEX
PEER GROUP
DOLLARS
160
140
120
100
80
60
11/5/04
12/31/04
12/31/05
12/31/06
12/31/07

INDEXED RETURNS

Company/Index	Years Ending Base Period 11/5/04	12/31/04	12/31/05	12/31/06	12/31/07
ARLINGTON TANKERS, LTD	100	104.13	109.71	130.30	135.38
S&P 500 INDEX	100	104.27	109.39	126.67	133.62
PEER GROUP	100	104.10	99.93	130.01	144.47

The group of our peer issuers includes General Maritime Corp., Knightsbridge Tankers, Nordic American Tanker Shipping Ltd., Ship Finance International Ltd., TeeKay LNG Partners LP, and Double Hull Tankers, Inc. TeeKay LNG Partners LP is included from May 5, 2005, the date of its initial public offering. Double Hull Tankers, Inc. is included from October 13, 2005, the date of its initial public offering.

In accordance with the rules of the SEC, cumulative total return data for our common shares is based on the closing sale price of our common shares on the New York Stock Exchange on November 5, 2004, rather than the initial public offering price of $20.00 per share.

Arlington Tankers Ltd.
Corporate And Shareholder Information

Board of Directors

Michael K. Drayton
Chairman
The Baltic Exchange
Chairman of the Board

Dr. E. Grant Gibbons
Deputy Chairman
Colonial Group International, Ltd.

Stephen O. Jaeger
Chairman
Savient Pharmaceuticals, Inc.

Executive Officer

Edward Terino
President, Chief Executive Officer and
Chief Financial Officer

Offices

Arlington Tankers Ltd.
The Hayward Building, First Floor
22 Bermudiana Road
Hamilton HM 11, Bermuda
441-292-4456

Arlington Tankers LLC
191 Post Road West
Westport, CT 06880
203-221-2765

Arlington Tankers Ltd. submitted its annual CEO certification to the New York Stock Exchange on August 20, 2007, without qualification.

Corporate Information

Annual Meeting
July 17, 2008
10:00 am Atlantic Time
Clarendon House
2 Church Street, Room 4B
Hamilton HM 11, Bermuda

Legal Counsel – Bermuda
Conyers Dill & Pearman
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

Legal Counsel – United States
Wilmer Hale
399 Park Avenue
New York, NY 10022

Independent Registered Public Accounting Firm
Moore Stephens, P.C.
708 Third Avenue
New York, NY 10017-4109

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
Tel: (800) 937-5449
or (718) 921-8124
Fax: (718) 236-2641
Website: www.amstock.com

Share Information
New York Stock Exchange
Symbol: ATB

Investor Contact:
Financial Results, corporate news, and company information is available on Arlington Tankers' website at www.arlingtontankers.com

ARLINGTON
TANKERS LTD

END

The Hayward Building • 22 Bermudiana Road • Hamilton HM 11 • Bermuda
441-292-4456 • www.arlingtontankers.com